UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2020
Commission File Number
001-33098

Mizuho Financial Group, Inc.
(Translation of registrant’s name into English)

5-5,
Otemachi
1-chome
Chiyoda-ku,
Tokyo 100-8176
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.    Form
20-F  ☒    Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form
6-K
shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form
F-3
(File
No. 333-233354)
and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBITS

Exhibit Number

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

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101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

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104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2020, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 28, 2020

Mizuho Financial Group, Inc.

By:	/s/ Tatsufumi Sakai
Name:	Tatsufumi Sakai
Title:	President & CEO

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments
The following is a summary of significant business developments since March 31, 2020 relating to Mizuho Financial Group, Inc.
Operating Environment
As to the recent economic environment, the global economy has been on a recovery track after falling sharply due to the worldwide spread of
COVID-19.
However, the spread of
COVID-19
has continued and it has been a drag on the recovery in the global economy.
In Japan, the economy has fallen sharply in consumption, exports and production following the declaration of a state of emergency in April 2020, but it has been gradually recovering since the declaration was lifted in May 2020. Although the rise in unemployment and the number of corporate bankruptcies have been restrained, partly because the government and the Bank of Japan have focused on supporting companies with liquidity and have maintained monetary easing, the continuation of the slump in service-related consumption has been a weight on the economic recovery.
In the United States, unemployment rose rapidly in the spring due to the spread of
COVID-19,
but the employment environment has been improving gradually as economic activity has resumed. The Federal Open Market Committee (“FOMC”) has been supporting the economy by indicating that it will continue monetary easing for the time being. However, the future remains uncertain, as the spread of
COVID-19
has continued and negotiations on additional economic stimulus measures in Congress have stalled.
In Europe, stringent lockdown measures caused a sharp contraction in consumption and production activities, but the economic downturn seems to have bottomed out with the resumption of economic activities. However, there has been growing concerns about the future of the economy, such as risks of a breakdown in negotiations for a free trade agreement between the United Kingdom and the European Union and the resurgence of the spread of
COVID-19.
In Asia, the Chinese economy has continued to recover led by infrastructure investment as China has resumed economic activities after initially suppressing the spread of
COVID-19.
However, the recovery in private demand has been slow, with improvements in employment and consumer sentiment still in early stages.
In emerging countries, as the spread of
COVID-19
has continued, there has been concerns about the impact on countries highly dependent on natural resources and tourism and countries that have little capacity for fiscal stimulus or high levels of public debt. In addition, although the pressure on capital outflows eased, the risk of currency depreciation rekindling due to the prolonged spread of
COVID-19
remains.
As for the future outlook of the global economy, it is expected to continue on a recovery track, supported by the resumption of economic activities as well as monetary easing and fiscal stimulus by countries around the world and positive news regarding the development of a vaccine for
COVID-19.
However, if the spread of
COVID-19
continues for a prolonged period of time, including as a result of any difficulties in making a vaccine available to the global population, there are concerns that demand will further shrink due to worsening employment and income. As for the Japanese economy, there is a possibility that the spread of
COVID-19
will not end and the economic slump will continue for a long period of time, with a large cumulative negative impact.

•
Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, decreased by 5.7% in the third quarter of calendar year 2020. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, decreased in the third and fourth quarters of calendar year 2018, increased consecutively from the first quarter of calendar year 2019 through the third quarter of calendar year 2019 and decreased consecutively from the fourth quarter of calendar year 2019 through the third quarter of calendar year 2020.

•
In September 2016, the Bank of Japan decided to introduce “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate.” The new policy framework consists of two major components: (1) “yield curve control” in which the Bank of Japan will control short-term and long-term interest rates; and (2) an “inflation-overshooting commitment” in which the Bank of Japan commits itself to expand the monetary base until the year-on-year
rate of increase in the observed consumer price index exceeds the price stability target of 2% and stays above the target in a stable manner. Under the new policy framework, the Bank of Japan decided to set the guideline for market operations under which, regarding short-term interest rates, the Bank of Japan will apply a negative interest rate of minus 0.1% to certain excess balances in current accounts held by financial institutions at the Bank of Japan, while for long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of
10-year
Japanese government bonds will remain at around 0%. In addition, the Bank of Japan decided to introduce the following new tools of market operations so as to control the yield curve smoothly: (i) outright purchases of Japanese government bonds with yields designated by the Bank of Japan; and (ii) fixed-rate funds-supplying operations for a period of up to ten years (thereby extending the longest maturity of the operation of one year).

In July 2018, the Bank of Japan decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates, and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control.” In its forward guidance, the Bank of Japan stated its intention to maintain the current extremely low levels of short-term and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices, including the effects of the consumption tax hike in October 2019. The Bank of Japan also indicated its aim to ease the yield curve, stating that it would purchase Japanese government bonds so that the yield of
10-year
Japanese government bonds would remain at around 0%, although such yield could move upward and downward to some extent mainly depending on developments in economic activity and prices. The Bank of Japan further indicated that it would purchase Japanese government bonds in a flexible manner with regard to the purchase amount. In addition, the Bank of Japan decided to reduce the size of the excess balances in financial institutions’ current account to which a negative interest rate is applied under the condition that yield curve control can be conducted appropriately.
In April 2019, the Bank of Japan, with a view to clarifying its policy stance to persistently continue with powerful monetary easing, decided to clarify forward guidance for policy rates and the implementation of measures contributing to the continuation of powerful monetary easing, including the expansion of eligible collateral for the Bank of Japan’s provision of credit. The Bank of Japan stated its intention to maintain the current extremely low levels of short-term and long-term interest rates for an extended period of time, at least through around spring 2020, taking into account uncertainties regarding economic activity and prices, including developments in overseas economies and the effects of the consumption tax hike of October 2019.
In October 2019, the Bank of Japan judged that, although there had been no further increase in the possibility that the momentum toward achieving the price stability target would be lost, it was necessary to continue to pay close attention to the possibility. With a view to clarifying this recognition, the Bank of Japan decided on a new forward guidance for policy rates, in respect of which, the Bank of Japan stated its expectation that short-term and long-term interest rates will remain at their present or lower levels as long as it is necessary to pay close attention to the possibility that the momentum toward achieving the price stability target will be lost.
In March 2020, in light of the impact of the spread of
COVID-19,
the Bank of Japan judged it appropriate to enhance monetary easing through (1) the further ample supply of funds by conducting various operations including purchases of Japanese government bonds and the U.S. dollar funds-supplying operations, (2) measures to facilitate corporate financing including the introduction of the

“special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) active purchases of exchange-traded funds and Japan real estate investment trusts.
Furthermore, in April 2020, the Bank of Japan judged it appropriate to enhance monetary easing through (1) an increase in purchases of commercial paper and corporate bonds, (2) strengthening of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) further active purchases of Japanese government bonds and treasury discount bills.

•
The yield on newly issued
10-year
Japanese government bonds, which is a key long-term interest rate indicator, was 0.022% as of March 31, 2020 and decreased to 0.016% as of September 30, 2020. Thereafter, the yield increased to 0.032% as of November 30, 2020.

•
The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 22.6% to ¥23,185.12 as of September 30, 2020 compared to March 31, 2020. Thereafter, the Nikkei Stock Average increased to ¥26,433.62 as of November 30, 2020.

•
The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥108.42 to $1.00 as of March 31, 2020 and strengthened to ¥105.62 to $1.00 as of September 30, 2020. Thereafter, the yen strengthened to ¥104.03 to $1.00 as of November 30, 2020.

•
According to Teikoku Databank, a Japanese research institution, there were 4,172 corporate bankruptcies in the six months ended September 30, 2019, involving approximately ¥0.6 trillion in total liabilities, 4,308 corporate bankruptcies in the six months ended March 31, 2020, involving approximately ¥0.7 trillion in total liabilities, and 3,956 corporate bankruptcies in Japan in the six months ended September 30, 2020, involving approximately ¥0.6 trillion in total liabilities.

Developments Relating to Our Capital
All yen figures and percentages in this subsection are truncated.
We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.
In the six months ended September 30, 2020, we strengthened our capital base mainly as a result of earning ¥215.5 billion of profit attributable to owners of parent (under Japanese GAAP).
With respect to redemptions of previously issued securities, we have redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2020, we redeemed ¥300.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued to qualified institutional investors by Mizuho Financial Group in July 2015. As for Tier 2 capital, in August 2020 and December 2020, we redeemed ¥10.0 billion and ¥10.0 billion of unsecured fixed-term subordinated bonds subject to phase-out
arrangements under Basel III issued by Mizuho Bank in August 2005 and by Mizuho Trust and Banking in December 2005, respectively, and in June 2020, we redeemed ¥10.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2015.
Meanwhile, as for new issuances of Additional Tier 1 capital, in July 2020 and December 2020, we issued ¥207.0 billion and ¥131.0 billion, respectively, of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. With respect to new issuances of Tier 2 capital, in June 2020 and October 2020, we issued ¥80.0 billion and ¥137.0 billion, respectively, of unsecured fixed-term subordinated bonds with a write-down clause through public offerings to wholesale and retail investors in Japan.

Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2020 was 11.57%.
Interim cash dividends for the fiscal year ending March 31, 2021 were ¥37.5 per share of common stock as of the effective date of such dividends. The amount was ten times as much as the interim cash dividends per share of the previous fiscal year as a result of the share consolidation on the basis of one post-consolidation share per ten pre-consolidation
shares which became effective on October 1, 2020.
Developments Relating to Our Business
Integration of Three of our consolidated subsidiaries
In May 2020, we decided to integrate three consolidated subsidiaries of Mizuho Financial Group, Mizuho Information & Research Institute, Inc., Mizuho Research Institute Ltd. and Mizuho Trust Systems Company, Limited in April 2021 with Mizuho Information & Research Institute as the surviving entity. The purpose of the integration is to significantly improve the ability of Mizuho Information & Research Institute as a core non-financial
business company of the Mizuho group to provide “New value beyond the conventional boundaries of finance” by organically combining and amalgamating each company’s research, consulting and IT development capabilities.
As part of such integration, the merger agreement between Mizuho Information & Research Institute and Mizuho Trust Systems Company was signed in November 2020. The merger will become effective on January 1, 2021.
Disposing of Our Cross-shareholdings
Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider the holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by utilizing in-house
company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2019 was ¥1,419.8 billion, and we have subsequently reduced such amount by ¥208.3 billion as of September 30, 2020.
Others
Our response to the
COVID-19
pandemic
The rapid and worldwide spread of the
COVID-19
pandemic is causing great turmoil in the economy and financial markets, and its social impact has been significant. We give the highest priority to the safety and health of clients, employees and their families, and we continue to fulfill a social role as a financial institution that performs fund settlements and a source of financial liquidity. The impact of the pandemic going forward is difficult to predict, and while it is expected that economic activities will eventually recover, there is uncertainity as to the timing and what, if any, more long-lasting effects that the pandemic will have on society as a whole. We continue to manage our business assuming that the impact may be prolonged, and we have been making various efforts to improve the quality of our asset portfolio, enhance the risk management, and strengthen capital and foreign currency liquidity. As a result, we believe we have an appropriate level of tolerance to the effect of the pandemic. We will continue to endeavor to understand the actual condition of our various clients and respond to possible risk events, and to appropriately respond to clients’ financial needs, as well as to focus on strengthening relationships and capturing business opportunities with clients.
Accounting Changes
See note 2 to our consolidated financial statements included elsewhere in this report.

Operating Results
The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,		Increase (decrease)
	2019	2020
	(in billions of yen)
Interest and dividend income	¥1,127	¥772	¥(355)
Interest expense	681	271	(410)

Net interest income	446	501	55
Provision (credit) for credit losses	13	61	48

Net interest income after provision (credit) for credit losses	433	440	7
Noninterest income	790	1,011	221
Noninterest expenses	913	903	(10)

Income before income tax expense	310	548	238
Income tax expense	83	138	55

Net income	227	410	183
Less: Net income attributable to noncontrolling interests	14	94	80

Net income attributable to MHFG shareholders	¥213	¥316	¥103

The following is a discussion of major components of our net income attributable to MHFG shareholders for the six months ended September 30, 2019 and 2020.
Net Interest Income
The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,						Increase (decrease)
	2019			2020
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥40,326	¥57	0.28%	¥42,871	¥22	0.10%	¥2,545	¥(35)	(0.18)%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	19,482	154	1.57	22,134	24	0.22	2,652	(130)	(1.35)
Trading account assets	15,417	109	1.41	19,877	128	1.28	4,460	19	(0.13)
Investments	21,747	88	0.81	25,902	56	0.43	4,155	(32)	(0.38)
Loans	82,899	719	1.73	91,473	542	1.18	8,574	(177)	(0.55)

Total interest-earning assets	179,871	1,127	1.25	202,257	772	0.76	22,386	(355)	(0.49)

Deposits	113,721	335	0.59	121,268	111	0.18	7,547	(224)	(0.41)
Short-term borrowings (1)	25,241	218	1.72	35,315	46	0.26	10,074	(172)	(1.46)
Trading account liabilities	2,798	29	2.05	2,371	28	2.37	(427)	(1)	0.32
Long-term debt	10,662	99	1.84	10,148	86	1.68	(514)	(13)	(0.16)

Total interest-bearing liabilities	152,422	681	0.89	169,102	271	0.32	16,680	(410)	(0.57)

Net	¥27,449	¥446	0.36	¥33,155	¥501	0.44	¥5,706	¥55	0.08

Note:
(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Interest and dividend income decreased by ¥355 billion, or 31.5%, from the six months ended September 30, 2019 to ¥772 billion in the six months ended September 30, 2020 due mainly to decreases in interest income from loans and call loans and funds sold, and receivables under resale agreements and securities borrowing transactions. These decreases were due mainly to a fall in foreign average yields. The changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥283 billion, and the changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥638 billion, resulting in a ¥355 billion decrease in interest and dividend income.
Interest expense decreased by ¥410 billion, or 60.2%, from the six months ended September 30, 2019 to ¥271 billion in the six months ended September 30, 2020 due mainly to decreases in interest expense on deposits and short-term borrowings. These decreases were due mainly to a fall in foreign average rates. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥608 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expense of ¥198 billion, resulting in a ¥410 billion decrease in interest expense.
As a result of the foregoing, net interest income increased by ¥55 billion, or 12.3%, from the six months ended September 30, 2019 to ¥501 billion in the six months ended September 30, 2020. Average interest rate spread rose by 0.08 percentage points from the six months ended September 30, 2019 to 0.44% in the six months ended September 30, 2020. The rise of the average interest rate spread was due mainly to a decline in the average interest rate on interest-bearing liabilities, which more than offset the effect of a decline in average yield on interest-earning assets.
Provision (credit) for credit losses
Provision for credit losses increased by ¥48 billion from the six months ended September 30, 2019 to ¥61 billion in the six months ended September 30, 2020. The increase was due mainly to the adoption of ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” (“ASU No.2016-13”) and the uncertainty of how the corporate loan portfolio segment would respond in a prolonged COVID-19 pandemic environment. For further information of the adoption of ASU No.2016-13, see notes 1 and 2 to our consolidated financial statements included elsewhere in this report.

Noninterest Income
The following table shows a breakdown of noninterest income for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,		Increase (decrease)
	2019	2020
	(in billions of yen)
Fee and commission	¥404	¥428	¥24
Fee and commission from lending business	68	80	12
Fee and commission from securities-related business	65	78	13
Fee and commission from remittance business	56	55	(1)
Fee and commission from trust related business	57	54	(3)
Fee and commission from asset management business	48	46	(2)
Fee and commission from guarantee related business	14	16	2
Fee and commission from agency business	15	15	—
Fee and commission from deposits business	8	7	(1)
Fees for other customer services	73	77	4
Foreign exchange gains (losses)—net	28	23	(5)
Trading account gains (losses)—net	395	258	(137)
Investment gains (losses)—net	(96)	266	362
Debt securities	31	—	(31)
Equity securities	(127)	266	393
Equity in earnings (losses) of equity method investees—net	22	6	(16)
Gains on disposal of premises and equipment	2	7	5
Other noninterest income	35	23	(12)

Total noninterest income	¥790	¥1,011	¥221

Total noninterest income increased by ¥221 billion, or 28.0%, from the six months ended September 30, 2019 to ¥1,011 billion in the six months ended September 30, 2020. The increase was due mainly to investment gains—net of ¥266 billion compared to investment losses—net of ¥96 billion in the six months ended September 30, 2019, offset in part by a decrease in trading account gains—net of ¥137 billion.
Investment Gains (Losses)—Net
Investment gains (losses)—net was a gain of ¥266 billion in the six months ended September 30, 2020 compared to a loss of ¥96 billion in the corresponding period in the previous fiscal year. The change was due mainly to a change to investment gains related to equity securities of ¥266 billion in the six months ended September 30, 2020 from investment losses related to equity securities of ¥127 billion in the corresponding period in the previous fiscal year.
The investment gains related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the six months ended September 30, 2020, which mostly reflected the relative favorable market conditions during the six months ended September 30, 2020 compared to the corresponding period in the previous fiscal year. For further information, see note 3 to our consolidated financial statements included elsewhere in this report.
Trading Account Gains (Losses)—Net
Trading account gains—net decreased by ¥137 billion from the six months ended September 30, 2019 to ¥258 billion in the six months ended September 30, 2020. The decrease was due mainly to a decrease in gains related to changes in the market value of receive-fixed, pay-variable
interest-rate swaps, reflecting
low-volatility

in long-term interest rates, and a decrease in gains related to changes in the fair value of foreign currency-denominated securities for which the fair value option was elected, reflecting a decrease in gains of foreign currency-denominated bonds due to the effect of low-volatility
in Euro long-term interest rates during the six months ended September 30, 2020 compared to the corresponding period in the previous fiscal year. For further information on the fair value option, see note 17 to our consolidated financial statements included elsewhere in this report.
Fee and Commission
Fee and commission increased by ¥24 billion, or 5.9%, from the six months ended September 30, 2019 to ¥428 billion in the six months ended September 30, 2020. The increase was due mainly to increases in fee and commission from the lending business of ¥12 billion and fee and commission from securities-related business of ¥13 billion. The increase in fee and commission from lending business was due mainly to fees earned in the six months ended September 30, 2020 related to the arrangement of a large syndicated loan in connection with a significant acquisition by a large corporate customer. The increase in fee and commission from securities-related business was due mainly to relatively favorable market conditions during the six months ended September 30, 2020 compared to the corresponding period in the previous fiscal year.
Noninterest Expenses
The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,		Increase (decrease)
	2019	2020
	(in billions of yen)
Salaries and employee benefits	¥334	¥346	¥12
General and administrative expenses	315	299	(16)
Occupancy expenses	104	93	(11)
Fee and commission expenses	101	93	(8)
Provision (credit) for credit losses on off-balance-sheet instruments	(8)	(7)	1
Other noninterest expenses	67	79	12

Total noninterest expenses	¥913	¥903	¥(10)

Noninterest expenses decreased by ¥10 billion, or 1.1%, from the six months ended September 30, 2019 to ¥903 billion in the six months ended September 30, 2020. The decrease was due mainly to a decrease in general and administrative expenses of ¥16 billion offset in part by an increase in salaries and employee benefits and other noninterest expenses.
General and administrative expenses
General and administrative expenses decreased by ¥16 billion, or 5.1%, from the six months ended September 30, 2019 to ¥299 billion in the six months ended September 30, 2020. The decrease was due mainly to a decrease in property expenses.
Income Tax Expense
Income tax expense increased by ¥55 billion, or 66.3%, from the six months ended September 30, 2019 to ¥138 billion in the six months ended September 30, 2020. The increase was due to a deferred tax expense of ¥58 billion in the six months ended September 30, 2020, compared to a deferred tax benefit of ¥5 billion in the corresponding period in the previous fiscal year, offset in part by a decrease in current tax expense of ¥8 billion.

The change in deferred tax expense (benefit) was due mainly to a decrease in the temporary differences of our principal banking subsidiaries.

	Six months ended September 30,		Increase (decrease)
	2019	2020
	(in billions of yen)
Income before income tax expense	¥310	¥548	¥238
Income tax expense	83	138	55
Current tax expense	88	80	(8)
Deferred tax expense (benefit)	(5)	58	63

Net income	227	410	183
Less: Net income attributable to noncontrolling interests	14	94	80

Net income attributable to MHFG shareholders	¥213	¥316	¥103

We consider the sales of
available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning
strategy of our subsidiaries in Japan accounted for approximately one-half
of overall deferred tax assets as of September 30, 2020.
Net Income Attributable to Noncontrolling Interests
Net income attributable to noncontrolling interests increased by ¥80 billion from the six months ended September 30, 2019 to ¥94 billion in the six months ended September 30, 2020.
Net Income Attributable to MHFG Shareholders
As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥103 billion, or 48.4%, from the corresponding period in the previous fiscal year to ¥316 billion in the six months ended September 30, 2020.
Business Segments Analysis
Our business segment information is prepared based on the internal management reporting systems used by management to measure the performance of our business segments under Japanese GAAP. Since figures reported to management are prepared under Japanese GAAP, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. This difference is addressed in note 20 to our consolidated financial statements included elsewhere in this report, where a reconciliation to U.S. GAAP of the total amount of all business segments is provided.
We manage our group under an
in-house
company system based on our diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust banking and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.
Specifically, the company system is classified into the following five in-house
companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. We regard these customer segments as our operating segments.

For a brief description of each of our business segments, see note 20 to our consolidated financial statements included elsewhere in this report.
Results of Operations by Business Segment
Consolidated Results of Operations
Consolidated gross profits + net gains related to ETFs and others for the six months ended September 30, 2020 were ¥1,093.3 billion, an increase of ¥70.5 billion compared to the six months ended September 30, 2019. Consolidated general and administrative expenses for the six months ended September 30, 2020 were ¥679.3 billion, a decrease of ¥9.1 billion compared to the six months ended September 30, 2019. Consolidated equity in earnings of equity method investees-net
for the six months ended September 30, 2020 was ¥11.5 billion, a decrease of ¥7.5 billion compared to the six months ended September 30, 2019. Consolidated net business profits + net gains related to ETFs and others for the six months ended September 30, 2020 were ¥419.4 billion, an increase of ¥78.5 billion compared to the six months ended September 30, 2019.

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Six months ended September 30, 2019 (1) :
Gross profits + Net gains (losses) related to ETFs and others (2)	¥322.0	¥220.2	¥203.9	¥235.0	¥25.5	¥16.2	¥1,022.8
General and administrative expenses (3)	330.7	104.0	118.6	101.4	16.4	17.3	688.4
Equity in earnings (losses) of equity method investees—net	6.4	1.1	6.0	—	0.5	5.0	19.0
Amortization of goodwill and others	1.4	0.1	0.2	0.5	3.9	0.5	6.6
Others	—	—	—	—	—	(5.9)	(5.9)

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥(3.7)	¥117.2	¥91.1	¥133.1	¥5.7	¥(2.5)	¥340.9

Fixed assets (5)	¥508.2	¥208.4	¥160.1	¥92.8	¥0.1	¥732.0	¥1,701.6

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Six months ended September 30, 2020:
Gross profits + Net gains (losses) related to ETFs and others (2)	¥307.4	¥234.2	¥222.6	¥291.5	¥23.6	¥14.0	¥1,093.3
General and administrative expenses (3)	315.0	104.6	121.4	105.6	15.7	17.0	679.3
Equity in earnings (losses) of equity method investees—net	3.6	2.4	5.8	—	0.4	(0.7)	11.5
Amortization of goodwill and others	1.1	0.1	0.2	0.4	3.8	0.5	6.1

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥(5.1)	¥131.9	¥106.8	¥185.5	¥4.5	¥(4.2)	¥419.4

Fixed assets (5)	¥518.5	¥186.3	¥157.0	¥90.9	¥0.1	¥768.5	¥1,721.3

Notes:
(1)
Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated
basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the six months ended September 30, 2019 and 2020, net gains (losses) related to ETFs and others amounted to ¥(8.0) billion and ¥(19.0) billion, respectively, of which ¥(11.2) billion and ¥(20.4) billion are included in “Global Markets Company,” respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees-net
and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(5)
“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.
Retail & Business Banking Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2020 were ¥307.4 billion, a decrease in ¥14.6 billion, or 4.5%, compared to the six months ended September 30, 2019. The decrease was attributable mainly to a decrease in deposit revenue due to declining U.S. interest rate and a decrease in solution-related revenue.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2020 decreased by ¥15.7 billion, or 4.7%, compared to the six months ended September 30, 2019 to ¥315.0 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2020 decreased by ¥2.8 billion, or 43.8%, compared to the six months ended September 30, 2019 to ¥3.6 billion.
As a result, net business losses + net gains related to ETFs and others for the six months ended September 30, 2020 were a loss of ¥5.1 billion as compared to a loss of ¥3.7 billion in the same period in prior year.
Corporate & Institutional Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2020 were ¥234.2 billion, an increase of ¥14.0 billion, or 6.4%, compared to the six months ended September 30, 2019. The increase was attributable mainly to increases in loan interest income and solution-related revenue, which were offset in part by a decrease in deposit income due to declining U.S. interest rate.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2020 increased by ¥0.6 billion, or 0.6%, compared to the six months ended September 30, 2019 to ¥104.6 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2020 increased by ¥1.3 billion, or 118.2%, compared to the six months ended September 30, 2019 to ¥2.4 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2020 increased by ¥14.7 billion, or 12.5%, compared to the six months ended September 30, 2019 to ¥131.9 billion.
Global Corporate Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2020 were ¥222.6 billion, an increase of ¥18.7 billion, or 9.2%, compared to the six months ended September 30, 2019. The increase was attributable mainly to increases in loan interest income and debt capital markets-related revenue, which were offset in part by a decrease in deposit income due to declining U.S. interest rate.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2020 increased by ¥2.8 billion, or 2.4%, compared to the six months ended September 30, 2019 to ¥121.4 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2020 decreased by ¥0.2 billion, or 3.3%, compared to the six months ended September 30, 2019 to ¥5.8 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2020 increased by ¥15.7 billion, or 17.2%, compared to the six months ended September 30, 2019 to ¥106.8 billion.
Global Markets Company
Gross profits + net losses related to ETFs and others for the six months ended September 30, 2020 were ¥291.5 billion, an increase of ¥56.5 billion, or 24.0%, compared to the six months ended September 30, 2019. The increase was attributable mainly to growth trends in sales and trading and capital and income gain from our foreign bonds investment portfolio in banking.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2020 increased by ¥4.2 billion, or 4.1%, compared to the six months ended September 30, 2019 to ¥105.6 billion.
As a result, net business profits + net losses related to ETFs and others for the six months ended September 30, 2020 increased by ¥52.4 billion, or 39.4%, compared to the six months ended September 30, 2019 to ¥185.5 billion.
Asset Management Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2020 were ¥23.6 billion, a decrease of ¥1.9 billion, or 7.5%, compared to the six months ended September 30, 2019. The decrease was attributable mainly to a decrease in management fees and assets under management due to deteriorating market conditions.

General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2020 decreased by ¥0.7 billion, or 4.3%, compared to the six months ended September 30, 2019 to ¥15.7 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2020 decreased by ¥1.2 billion, or 21.1%, compared to the six months ended September 30, 2019 to ¥4.5 billion.
Financial Condition
Assets
Our assets as of March 31, 2020 and September 30, 2020 were as follows:

	As of		Increase (decrease)
	March 31, 2020	September 30, 2020
	(in billions of yen)
Cash and due from banks	¥2,325	¥1,649	¥(676)
Interest-bearing deposits in other banks	39,626	41,588	1,962
Call loans and funds sold	1,007	534	(473)
Receivables under resale agreements	18,581	12,666	(5,915)
Receivables under securities borrowing transactions	2,216	2,186	(30)
Trading account assets	28,093	29,467	1,374
Investments	23,676	31,307	7,631
Loans	87,528	90,476	2,948
Allowance for credit losses on loans	(441)	(623)	(182)

Loans, net of allowance	87,087	89,853	2,766
Premises and equipment—net	1,856	1,800	(56)
Due from customers on acceptances	168	181	13
Accrued income	324	285	(39)
Goodwill	93	93	—
Intangible assets	65	60	(5)
Deferred tax assets	137	61	(76)
Other assets	5,965	5,865	(100)

Total assets	¥211,219	¥217,595	¥6,376

Total assets increased by ¥6,376 billion from ¥211,219 billion as of March 31, 2020 to ¥217,595 billion as of September 30, 2020. The increase was due mainly to increases of ¥7,631 billion in investments, ¥2,766 billion in loans, net of allowance, ¥1,962 billion in interest-bearing deposits in other banks and ¥1,374 billion in trading account assets, offset in part by a decrease of ¥5,915 billion in receivables under resale agreements.

Loans
Loans outstanding
The following table shows our loans outstanding as of March 31, 2020 and September 30, 2020 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2020		September 30, 2020
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥9,731	11.1%	¥11,700	12.9%	¥1,969	1.8%
Construction and real estate	9,603	11.0	10,173	11.2	570	0.2
Services	5,993	6.8	6,294	6.9	301	0.1
Wholesale and retail	5,220	6.0	5,416	6.0	196	0.0
Transportation and communications	3,833	4.4	3,979	4.4	146	0.0
Banks and other financial institutions	4,635	5.3	4,720	5.2	85	(0.1)
Government and public institutions	2,199	2.5	2,640	2.9	441	0.4
Other industries (1)	5,389	6.0	5,517	6.2	128	0.2
Individuals	9,428	10.8	9,155	10.1	(273)	(0.7)
Mortgage loans	8,567	9.8	8,357	9.2	(210)	(0.6)
Other	861	1.0	798	0.9	(63)	(0.1)

Total domestic	56,031	63.9	59,594	65.8	3,563	1.9
Foreign:
Commercial and industrial	20,819	23.7	20,190	22.3	(629)	(1.4)
Banks and other financial institutions	10,475	11.9	10,502	11.6	27	(0.3)
Government and public institutions	317	0.4	308	0.3	(9)	(0.1)
Other	35	0.1	39	0.0	4	(0.1)

Total foreign	31,646	36.1	31,039	34.2	(607)	(1.9)

Subtotal	87,677	100.0%	90,633	100.0%	2,956	—

Less: Unearned income and deferred loan fees—net	(149)		(157)		(8)

Total loans before allowance for credit losses on loans	¥87,528		¥90,476		¥2,948

Note:
(1)	Other industries under Domestic include trade receivables and lease receivables of consolidated variable interest entities.
Total loans before allowance for credit losses on loans increased by ¥2,948 billion from the end of the previous fiscal year to ¥90,476 billion as of September 30, 2020.
Loans to domestic borrowers increased by ¥3,563 billion from the end of the previous fiscal year to ¥59,594 billion as of September 30, 2020 due mainly to an increase in loans to manufacturing.
Loans to foreign borrowers decreased by ¥607 billion from the end of the previous fiscal year to ¥31,039 billion as of September 30, 2020. The decrease was due mainly to a decrease in commercial and industrial.
Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans increased from 63.9% to 65.8% while that of loans to foreign borrowers against gross total loans decreased from 36.1% to 34.2%. Loans to foreign borrowers were regionally diversified.

Nonaccrual Loans
Balance of nonaccrual loans
The following table shows our nonaccrual loans as of March 31, 2020 and September 30, 2020:

	As of				Increase (decrease)
	March 31, 2020		September 30, 2020
	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans
	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥343	0.9%	¥438	1.0%	¥95	0.1%
Small and medium-sized companies	120	3.7	125	3.9	5	0.2
Retail:
Housing Loan	58	0.7	69	0.8	11	0.1
Others	60	3.1	58	3.0	(2)	(0.1)
Banks and other financial institutions	—	0.0	2	0.2	2	0.2

Total domestic	581	1.0	692	1.2	111	0.2
Foreign	135	0.4	160	0.5	25	0.1

Total nonaccrual loans	¥716	0.8	¥852	0.9	¥136	0.1

Total nonaccrual loans increased by ¥136 billion, or 19.0%, from the end of the previous fiscal year to ¥852 billion as of September 30, 2020. Nonaccrual loans to domestic borrowers increased by ¥111 billion due mainly to downgrades related to some large corporate borrowers as a result of the impact of the
COVID-19
pandemic. Nonaccrual loans to foreign borrowers increased by ¥25 billion due mainly to downgrades related to some borrowers as a result of the impact of the
COVID-19
pandemic. The relative impact of foreign currency fluctuations on such amount was immaterial.
The percentage of nonaccrual loans within gross total loans increased from 0.8% as of March 31, 2020 to 0.9% as of September 30, 2020. The percentage of nonaccrual loans net of allowance for credit losses on loans to gross total loans net of allowance for credit losses on loans decreased from 0.32% as of March 31, 2020 to 0.25% as of September 30, 2020 due to a decrease in nonaccrual loans net of allowance for credit losses on loans and an increase in gross total loans net of allowance for credit losses on loans.

Allowance for Credit Losses on Loans
Balance of allowance for credit losses on loans
The following table summarizes the allowance for credit losses on loans by component and as a percentage of the corresponding loan balance as of March 31, 2020 and September 30, 2020:

	As of		Increase (decrease)
	March 31, 2020	September 30, 2020
	(in billions of yen, except percentages)
Total allowance for credit losses on loans (A)	¥441	¥623	¥182

Nonaccrual loans with an allowance (B)	¥596	¥711	¥115
Nonaccrual loans without an allowance (C)	120	141	21
Accrual loans (1) (D)	86,961	89,781	2,820

Gross total loans (E)	¥87,677	¥90,633	¥2,956

Percentage of total allowance for credit losses on loans against gross total loans (A)/(E)x100	0.50%	0.69%	0.19%

Note:
(1)	Accrual loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.
Allowance for credit losses on loans increased by ¥182 billion from the end of the previous fiscal year to ¥623 billion as of September 30, 2020. The increase was due mainly to the recognition of expected credit losses as a result of the adoption of ASU
No.2016-13.
Gross total loans increased due to an increase in accrual loans. As a result, the percentage of total allowance for credit losses on loans against gross total loans increased by 0.19 percentage points to 0.69%. For further information of the adoption of ASU No.2016-13, see notes 1 and 2 to our consolidated financial statements included elsewhere in this report.
The primary factors behind the gap between the 41.2% increase in allowance for credit losses on loans and the 3.4% increase in the balance of gross total loans as of September 30, 2020 compared to March 31, 2020 consisted mainly of the recognition of expected credit losses as a result of the adoption of ASU No.2016-13 and a larger percentage increase in the balance of nonaccrual loans with an allowance than the percentage increase in gross total loans.
Nonaccrual loans increased by 19.0% from the end of the previous fiscal year due mainly to an increase in nonaccrual loans with an allowance.
The coverage ratio for nonaccrual loans, calculated as the percentage of total allowance for credit losses on loans against total nonaccrual loans, increased by 11.52 percentage points as of September 30, 2020 compared to March 31, 2020. The increase was due to a larger percentage increase in total allowance for credit losses on loans than the percentage increase in total nonaccrual loans.

Provision (credit) for credit losses on loans
The following table summarizes changes in our allowance for credit losses on loans in the six months ended September 30, 2019 and 2020:

	Six months ended September 30,		Increase (decrease)
	2019	2020
	(in billions of yen)
Allowance for credit losses on loans at beginning of fiscal year	¥307	¥441	¥134
April 1, 2020 adoption of CECL	—	156	156

Adjusted Balance at beginning of period	307	597	290
Provision (credit) for credit losses on loans	13	53	40
Charge-offs	(29)	(32)	(3)
Recoveries	5	6	1

Net charge-offs	(24)	(26)	(2)
Others (1)	(4)	(1)	3

Balance at end of six-month period	¥292	¥623	¥331

Note:
(1)	“Others” includes primarily foreign exchange translation.
Provision for credit losses on loans increased by ¥40 billion from the six months ended September 30, 2019 to ¥53 billion in the six months ended September 30, 2020. The increase was due mainly to the adoption of ASU No.2016-13 and the uncertainty of how the corporate loan portfolio segment would respond in a prolonged COVID-19 pandemic environment.
Charge-offs increased by ¥3 billion from the six months ended September 30, 2019 to ¥32 billion for the six months ended September 30, 2020.

Investments
The majority of our investments are
available-for-sale
and
held-to-maturity
securities, which as of March 31, 2020 and September 30, 2020 were as follows:

	As of						Increase (decrease)
	March 31, 2020			September 30, 2020
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥12,652	¥12,603	¥(49)	¥19,965	¥19,920	¥(45)	¥7,313	¥7,317	¥4
Other than Japanese government bonds	6,481	6,510	29	6,597	6,627	30	116	117	1

Total	¥19,133	¥19,113	¥(20)	¥26,562	¥26,547	¥(15)	¥7,429	¥7,434	¥5

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥480	¥493	¥13	¥480	¥491	¥11	¥—	¥(2)	¥(2)
Agency mortgage-backed securities	382	382	—	310	321	11	(72)	(61)	11

Total	¥862	¥875	¥13	¥790	¥812	¥22	¥(72)	¥(63)	¥9

Available-for-sale
securities measured at fair value increased by ¥7,434 billion from the end of the previous fiscal year to ¥26,547 billion as of September 30, 2020. The increase was due primarily to an increase in Japanese government bonds.
Held-to-maturity
securities measured at amortized cost decreased by ¥72 billion from the end of the previous fiscal year to ¥790 billion as of September 30, 2020. See note 3 to our consolidated financial statements for details of other investments included within investments.
Trading Account Assets
Trading account assets increased by ¥1,374 billion from the end of the previous fiscal year to ¥29,467 billion as of September 30, 2020. The increase was due mainly to increases in Japanese government bonds held for trading purposes and in U.S. treasury bonds and other foreign government bonds for which the fair value option was elected due to purchases.

Liabilities
The following table shows our liabilities as of March 31, 2020 and September 30, 2020:

	As of		Increase (decrease)
	March 31, 2020	September 30, 2020
	(in billions of yen)
Deposits	¥144,948	¥149,267	¥4,319
Due to trust accounts	250	564	314
Call money and funds purchased	2,263	1,904	(359)
Payables under repurchase agreements	17,971	19,326	1,355
Payables under securities lending transactions	1,424	1,476	52
Other short-term borrowings	4,914	7,526	2,612
Trading account liabilities	12,417	10,590	(1,827)
Bank acceptances outstanding	168	181	13
Income taxes payable	69	56	(13)
Deferred tax liabilities	26	37	11
Accrued expenses	249	179	(70)
Long-term debt	10,346	11,049	703
Other liabilities	6,998	6,300	(698)

Total liabilities	¥202,043	¥208,455	¥6,412

Total liabilities increased by ¥6,412 billion from ¥202,043 billion as of March 31, 2020 to ¥208,455 billion as of September 30, 2020. The increase was due primarily to increases of ¥4,319 billion in deposits and ¥3,974 billion in short-term borrowings, offset by a decrease of ¥1,827 billion in trading account liabilities. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.
Deposits
The following table shows a breakdown of our deposits as of March 31, 2020 and September 30, 2020:

	As of		Increase (decrease)
	March 31, 2020	September 30, 2020
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥28,110	¥28,974	¥864
Interest-bearing deposits	86,651	90,387	3,736

Total domestic deposits	114,761	119,361	4,600

Foreign:
Noninterest-bearing deposits	2,186	1,960	(226)
Interest-bearing deposits	28,001	27,946	(55)

Total foreign deposits	30,187	29,906	(281)

Total deposits	¥144,948	¥149,267	¥4,319

Total deposits increased by ¥4,319 billion from the end of the previous fiscal year to ¥149,267 billion as of September 30, 2020. Domestic deposits increased by ¥4,600 billion from the end of the previous fiscal year to ¥119,361 billion as of September 30, 2020. Domestic interest-bearing deposits increased by ¥3,736 billion from the end of the previous fiscal year to ¥90,387 billion as of September 30, 2020 due mainly to increases in ordinary deposits and other deposits, and domestic noninterest-bearing deposits increased by ¥864 billion from the end of the previous fiscal year to ¥28,974 billion as of September 30, 2020. Foreign deposits decreased by ¥281 billion from the end of the previous fiscal year to ¥29,906 billion as of September 30, 2020.
Short-term Borrowings
The following table shows a breakdown of our short-term borrowings as of March 31, 2020 and September 30, 2020:

	As of						Increase (decrease)
	March 31, 2020			September 30, 2020
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥250	¥—	¥250	¥564	¥—	¥564	¥314	¥—	¥314
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	6,616	15,042	21,658	7,733	14,973	22,706	1,117	(69)	1,048
Other short-term borrowings	4,442	472	4,914	6,524	1,002	7,526	2,082	530	2,612

Total short-term borrowings	¥11,308	¥15,514	¥26,822	¥14,821	¥15,975	¥30,796	¥3,513	¥461	¥3,974

Total short-term borrowings increased by ¥3,974 billion from the end of the previous fiscal year to ¥30,796 billion as of September 30, 2020. Domestic short-term borrowings increased by ¥3,513 billion due mainly to increases in other short-term borrowings and payables under repurchase agreements. Foreign short-term borrowings increased by ¥461 billion due mainly to an increase in other short-term borrowings.
Trading Account Liabilities
Trading account liabilities decreased by ¥1,827 billion from the end of the previous fiscal year to ¥10,590 billion as of September 30, 2020. The decrease was due mainly to decreases in the market value of derivative instruments based on interest rate contracts and foreign exchange contracts reflecting fluctuations in long-term interest rates and foreign currency exchange rates.
Equity
The following table shows a breakdown of equity as of March 31, 2020 and September 30, 2020:

	As of		Increase (decrease)
	March 31, 2020	September 30, 2020
	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,827	¥5,826	¥(1)
Retained earnings	2,700	2,797	97
Accumulated other comprehensive income (loss), net of tax	(9)	134	143
Treasury stock, at cost	(6)	(7)	(1)

Total MHFG shareholders’ equity	8,512	8,750	238
Noncontrolling interests	664	390	(274)

Total equity	¥9,176	¥9,140	¥(36)

Total equity decreased by ¥36 billion from the end of the previous fiscal year to ¥9,140 billion as of September 30, 2020 due mainly to a decrease in noncontrolling interests, offset in part by increases in accumulated other comprehensive income, net of tax and retained earnings.
Retained earnings increased by ¥97 billion from the end of the previous fiscal year to ¥2,797 billion as of September 30, 2020. The increase was due primarily to net income attributable to MHFG shareholders for the six months ended September 30, 2020 of ¥316 billion, offset in part by the cumulative effect of change in accounting principles, net of tax of ¥125 billion due primarily to adoption of ASU
No.2016-13,
as described in note 2 to our consolidated financial statements included elsewhere in this report, and dividend payments of ¥95 billion.
We recorded accumulated other comprehensive income, net of tax of ¥134 billion as of September 30, 2020 compared to accumulated other comprehensive loss, net of tax of ¥9 billion as of March 31, 2020. The change was due primarily to pension liability adjustments of ¥191 billion, offset in part by foreign currency translation adjustments of ¥37 billion,
Noncontrolling interests decreased by ¥274 billion from the end of the previous fiscal year to ¥390 billion as of September 30, 2020. The decrease was due mainly to the deconsolidation of certain investment funds, offset in part by increases in net assets and the share of noncontrolling shareholders of certain investment funds that we consolidate.
Liquidity
We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock prices, foreign currency exchange rates, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk-Liquidity Risk Management” in our most recent Form
20-F
filed with the U.S. Securities and Exchange Commission.
Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥4,319 billion, or 3.0%, from the end of the previous fiscal year to ¥149,267 billion as of September 30, 2020. Our average balance of deposits for the six months ended September 30, 2020 of ¥151,192 billion exceeded our average balance of loans for the same period by ¥59,719 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.
Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of November 30, 2020:

As of November 30, 2020
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a	A1	P-1	baa1
We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies.

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of September 30, 2020, the balance of Japanese government bonds included within our investments and measured at fair value was ¥19.9 trillion (excluding held-to-maturity
securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.
Related to regulatory liquidity requirements, the liquidity coverage ratio (“LCR”) standard has been introduced in Japan. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. The LCR disclosure guidelines of the Financial Services Agency require banks and bank holding companies with international operations to disclose the three-month averages of daily LCR. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated
LCR data of our principal banking subsidiaries, for the second quarter of the fiscal year ending March 31, 2021. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the LCR guidelines established by the Financial Services Agency. All yen figures in this table are truncated.

Second Quarter of Fiscal Year ending March 31, 2021
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥66,704
Net cash outflows (weighted)	49,157
LCR	135.6%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥62,838
Net cash outflows (weighted)	46,177
LCR	136.0%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥62,112
Net cash outflows (weighted)	44,915
LCR	138.2%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,251
Net cash outflows (weighted)	1,731
LCR	129.9%
Mizuho Trust and Banking (Non-Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,187
Net cash outflows (weighted)	1,633
LCR	133.8%
For more information on LCR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form
20-F.

Capital Adequacy
All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.
Regulatory Capital Requirements
Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.
The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance
sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions.
In December 2010, the Basel Committee on Banking Supervision (“BCBS”) issued its Basel III rules text, which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the leverage ratio and the two global liquidity standards, see “Leverage Ratio” below and “Liquidity” above, respectively.
The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III text that have been applied from January 1, 2013.
Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated
basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.5% and the Tier 1 capital requirement is 6.0%.
Under Basel III, capital instruments that no longer qualify as Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully disqualified in March 2022. Our existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of September 30, 2020 being ¥268.8 billion) are subject to the phase-out
arrangements.
Under the revised capital adequacy guidelines based on the Basel III rules that have been applied to banks and bank holding companies each with international operations from March 31, 2013, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities, etc. that shall be deducted under certain conditions for the purpose of calculating capital adequacy ratios, and the requirements of regulatory adjustments were enhanced under the revised capital adequacy guidelines. For example, under the capital adequacy guidelines prior to the revision thereto under the Basel III rules, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, could record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratio was 20% of Tier 1 capital. Under the revised capital adequacy guidelines based on the Basel III rules, deferred tax assets that arise from temporary differences will be recognized as part of Common Equity Tier 1 capital, with recognition capped at 10% of Common Equity Tier 1 capital under certain conditions, while other deferred tax assets, such as those relating to net loss carryforwards, will be deducted in full from Common Equity Tier 1 capital net of deferred tax liabilities.
In November 2015, the Financial Services Agency published the revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical capital buffer and the additional loss absorbency requirements for global systemically important banks
(“G-SIBs”)
and domestic systemically important banks
(“D-SIBs”).
These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for
G-SIBs
and
D-SIBs
must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer became fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up
of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we are currently designated as both a
G-SIB
and
D-SIB,
and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board (“FSB”), which became fully effective in March 2019 at 1.0%.
Under the capital adequacy guidelines, banks and bank holding companies each with international operations are required to measure and apply capital charges with respect to their credit risk, market risk and operational risk. Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the advanced internal ratings-based approach for the calculation of credit risk from the fiscal year ended March 31, 2009 and also to apply the advanced measurement approaches for the calculation of operational risk from September 30, 2009.
In December 2017, the BCBS published the finalized Basel III reforms endorsed by the Group of Central Bank Governors and Heads of Supervision(“GHOS”). The finalized reforms complement the initial phase of Basel III reforms set forth above, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. Such reforms include the following elements:

•	a revised standardized approach for credit risk, which is designed to improve the robustness and risk sensitivity of the existing approach;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches;

•
revisions to the capital floor, under which banks’ risk-weighted assets generated by internal models must be no lower than 72.5% of the total risk-weighted assets as calculated using only the standardized approaches under the revised Basel III framework; and

•	requirements to disclose their risk-weighted assets based on the standardized approaches.

25

In addition, under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB’s
risk-weighted capital buffer, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014. Furthermore, in January 2019, the GHOS endorsed the finalized market risk capital framework that was scheduled to take effect as of January 1, 2022, concurrent with the implementation of the finalized Basel III reforms. The revised framework was initially scheduled to mainly take effect from January 1, 2022. In March 2020, however, the GHOS announced that, in order to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the coronavirus disease
(COVID-19)
on the global banking system, it endorsed a set of measures, including the deferral of the implementation date of the finalized Basel III reforms by one year to January 1, 2023, and the extension of the accompanying transitional arrangements for the output floor by one year to January 1, 2028, as well as the implementation date of the finalized market risk capital framework by one year to January 1, 2023. As a result, under the finalized Basel III reforms, the revisions to the capital floor will be phased in from January 1, 2023, with the initial capital floor of 50%, and will be fully implemented at 72.5% from January 1, 2028, and the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
will take effect from January 1, 2023.
Following the announcement by the GHOS described above, on March 30, 2020, the Financial Services Agency also announced that the Basel III finalization framework is scheduled to be implemented in Japan from March 2023. In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of the
COVID-19,
the Financial Services Agency amended the leverage ratio regulations and TLAC regulations which will exclude amounts of deposits to the Bank of Japan from calculation of the leverage ratio and external TLAC ratio on total exposure basis from June 30, 2020 to March 31, 2021. In addition, due to the uncertainty on the impact of
COVID-19,
the Financial Services Agency announced that the current minimum leverage ratio of 3% and the current minimum external TLAC ratio on total exposure basis of 6% will be maintained from June 30, 2020 until March 31, 2021.
Leverage Ratio
The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on-
and
off-balance
sheet sources of banks’ leverage. This simple,
non-risk-based
measure will restrict the
build-up
of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure became required beginning January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%.
The Financial Services Agency applied the requirement to meet the minimum leverage ratio for bank holding companies and banks with international operations from March 31, 2019. The minimum leverage ratio is defined as 3% on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group, or on both a consolidated and non-consolidated
basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking.
The implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms were deferred for one year according to the deferral of Basel III implementation announced by GHOS described above. They will take effect from January 1, 2023.
In June 2019, to address the window-dressing of the leverage ratio, BCBS agreed that internationally-active banks must disclose the amounts of adjusted gross securities financing transaction (“SFT”) assets based on

26

quarter-end
values and on an average of daily values over the quarter as part of their Pillar 3 requirements, in addition to disclosure of the total leverage exposure and the leverage ratio as calculated using the averaged value of SFTs. Such disclosure requirement will apply to the Pillar 3 disclosure requirements associated with the version of the leverage ratio standard that will serve as the Pillar 1 minimum capital requirement and its implementation was deferred for one year to January 1, 2023 according to the announcement by the GHOS described above.
According to the deferral of Basel III finalization framework announced by Financial Services Agency described above, the leverage ratio requirements under the finalized definition, the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms and the Pillar 3 disclosure requirements described above are scheduled to be implemented in Japan from March 2023.
Total Loss Absorbing Capacity
Related to regulatory capital requirements, in November 2015, the FSB issued the final TLAC standard for
G-SIBs.
The TLAC standard has been designed so that failing
G-SIBs
will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution.
G-SIBs
are required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework.
Following the publication of the final TLAC standards for
G-SIBs
by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which is phased in for Japanese
G-SIBs
from March 31, 2019. According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for
G-SIBs
in Japan as well as a domestic systematically important bank in Japan which is deemed of particular need for a cross-border resolution arrangement and of particular systemic significance to Japanese financial system if it fails (together with
G-SIBs
in Japan, the “Covered SIBs”) is Single Point of Entry (“SPE”) resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively under the FSB’s final TLAC standards and the Japanese TLAC requirements, the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) is required to (i) meet the minimum external TLAC requirements, and (ii) cause its material subsidiaries or material sub-groups
that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the Domestic Resolution Entity, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan. External TLAC eligible instruments generally consist of instruments issued by the Domestic Resolution Entity of the relevant Covered SIB that meet the criteria for inclusion in external TLAC requirements and others less any regulatory adjustments. Internal TLAC eligible instruments generally consist of instruments issued by the material subsidiaries of the relevant Covered SIBs designated as systemically important by the Financial Services Agency, which are subject to the internal TLAC requirements such as subordinated debt that meet the criteria for inclusion in internal TLAC requirements and others less any regulatory adjustments.
Under the Japanese TLAC regulations,
G-SIBs
are required to meet a minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets as from March 31, 2019 and at least 18% as from March 31, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator from

27

March 31, 2019, and at least 6.75% from March 31, 2022. In addition, Japanese
G-SIBs
are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from March 31, 2019, and 3.5% of their consolidated risk-weighted assets from March 31, 2022, as their external TLAC.
Unless otherwise specified, the regulatory capital and leverage ratio information set forth in this “—Capital Adequacy” is based on the current Basel III rules.
Consolidated Capital Adequacy Ratios and Leverage Ratios
Our consolidated capital adequacy ratios and leverage ratios as of March 31, 2020 and September 30, 2020, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of			Increase (decrease)
	March 31, 2020	September 30, 2020
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥7,244.7	¥7,452.6		¥207.8
Additional Tier 1 capital	1,779.6	2,014.8		235.2

Tier 1 capital	9,024.4	9,467.5		443.0
Tier 2 capital	1,697.8	1,665.2		(32.6)

Total capital	¥10,722.2	¥11,132.7		¥410.4

Risk-weighted assets	¥62,141.2	¥64,404.9		¥2,263.7
Common Equity Tier 1 capital ratio	11.65%	11.57%		(0.08)%
Required Common Equity Tier 1 capital ratio (1)	8.01%	8.01%		—
Tier 1 capital ratio	14.52%	14.69%		0.17%
Required Tier 1 capital ratio (1)	9.51%	9.51%		—
Total capital ratio	17.25%	17.28%		0.03%
Required total capital ratio (1)	11.51%	11.51%		—
CET1 available after meeting the bank’s minimum capital requirements	7.15%	7.07%		(0.08)%
Leverage ratio	4.08%	4.83	% (2)	0.75%

Note:
(1)
The required ratios disclosed above, as of March 31, 2020 and September 30, 2020, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01%, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0%, which are all in addition to the regulatory minima. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)	As of September 30, 2020, the leverage ratio on a consolidated basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) was 4.07%.
Our total capital ratio as of September 30, 2020 was 17.28%, an increase of 0.03% compared to March 31, 2020. Our Tier 1 capital ratio as of September 30, 2020 was 14.69%, an increase of 0.17% compared to March 31, 2020. Our Common Equity Tier 1 capital ratio as of September 30, 2020 was 11.57%, a decrease of 0.08% compared to March 31, 2020. The decrease in Common Equity Tier 1 capital ratio was due mainly to an increase in risk-weighted assets and the increases in our total capital ratio and our Tier 1 capital ratio were due mainly to an increase in the “ Directly issued qualifying Additional Tier 1 instruments plus related stock surplus of which classified as liabilities under applicable accounting standards.” We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2020.

28

Principal Banking Subsidiaries
Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2020 and September 30, 2020, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of			Increase (decrease)
	March 31, 2020	September 30, 2020
Mizuho Bank
Common Equity Tier 1 capital ratio	11.39%	11.30%		(0.09)%
Tier 1 capital ratio	14.50%	14.66%		0.16%
Total capital ratio	17.29%	17.30%		0.01%
Leverage ratio	4.02%	4.82	% (1)	0.80%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	23.64%	26.24%		2.60%
Tier 1 capital ratio	23.66%	26.24%		2.58%
Total capital ratio	23.74%	26.27%		2.53%
Leverage ratio	6.79%	9.79	% (1)	3.00%

Note:
(1)
As of September 30, 2020, the leverage ratios on a consolidated basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) of Mizuho Bank and Mizuho Trust & Banking were 4.06% and 6.86%, respectively.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements as of September 30, 2020.
Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms must maintain a minimum capital adequacy ratio of 120% calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance that details the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of September 30, 2020, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements.
Off-balance-sheet
Arrangements
See note 14 and note 15 to our consolidated financial statements included elsewhere in this report.

29

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2020	September 30, 2020
	(in millions of yen)
Assets:
Cash and due from banks	2,325,139	1,648,974
Interest-bearing deposits in other banks	39,625,975	41,588,074
Call loans and funds sold	1,006,991	534,345
Receivables under resale agreements	18,580,919	12,666,088
Receivables under securities borrowing transactions	2,216,059	2,185,575
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,978,497 million at March 31, 2020 and ¥7,696,203 million at September 30, 2020)	28,092,871	29,467,045
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,036,534 million at March 31, 2020 and ¥1,542,200 million at September 30 , 2020), net of allowance	19,112,952	26,546,800
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥297,240 million at March 31, 2020 and ¥308,448 million at September 30, 2020)	862,031	789,978
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥92,806 million at September 30,2020)	3,256,717	3,501,678
Other investments	443,951	467,963
Loans (Notes 4 and 5)	87,528,088	90,475,747
Allowance for credit losses on loans	(440,855)	(622,526)

Loans, net of allowance	87,087,233	89,853,221
Premises and equipment—net	1,856,248	1,800,234
Due from customers on acceptances	167,764	181,435
Accrued income	323,632	284,667
Goodwill	92,997	92,695
Intangible assets	64,689	60,377
Deferred tax assets	136,713	61,233
Other assets (Note 6)	5,965,879	5,864,238

Total assets	211,218,760	217,594,620

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2020	September 30, 2020
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	8,749	1,592
Interest-bearing deposits in other banks	61,439	74,205
Call loans and funds sold	422,304	291,078
Trading account assets	2,438,607	2,386,317
Investments	62,262	80,226
Loans, net of allowance	2,285,831	7,682,432
All other assets	535,954	519,169

Total assets	5,815,146	11,035,019

See the accompanying Notes to the Consolidated Financial Statements
.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2020	September 30, 2020
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	28,109,943	28,974,310
Interest-bearing deposits	86,651,036	90,386,518
Foreign:
Noninterest-bearing deposits	2,186,203	1,960,284
Interest-bearing deposits	28,001,485	27,946,322
Due to trust accounts	249,737	563,543
Call money and funds purchased	2,263,076	1,903,686
Payables under repurchase agreements (Note 19)	17,970,662	19,326,143
Payables under securities lending transactions (Note 19)	1,423,638	1,475,850
Other short-term borrowings	4,914,485	7,526,025
Trading account liabilities	12,416,785	10,590,312
Bank acceptances outstanding	167,764	181,435
Income taxes payable	68,557	55,659
Deferred tax liabilities	25,874	36,967
Accrued expenses	249,344	178,849
Long-term debt (including liabilities accounted for at fair value of ¥2,537,082 million at March 31, 2020 and ¥2,802,428 million at September 30, 2020) ( Note 17)	10,346,152	11,049,044
Other liabilities (Note 6)	6,998,395	6,299,620

Total liabilities	202,043,136	208,454,567

Commitments and contingencies (Note 14)

Equity:
MHFG shareholders’ equity:
Common stock (Note 7)-no par value, authorized 4,800,000,000 shares at March 31, 2020 and September 30, 2020, and issued 2,539,249,894 shares at March 31, 2020 and September 30, 2020	5,827,500	5,826,427
Retained earnings	2,700,774	2,796,736
Accumulated other comprehensive income(loss), net of tax (Note 8)	(9,494)	133,837
Less: Treasury stock, at cost-Common stock 3,210,681 shares at March 31, 2020, and 3,868,308 shares at September 30, 2020	(6,415)	(7,024)

Total MHFG shareholders’ equity	8,512,365	8,749,976
Noncontrolling interests	663,259	390,077

Total equity	9,175,624	9,140,053

Total liabilities and equity	211,218,760	217,594,620

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2020	September 30, 2020
	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	138,094	57,257
Other short-term borrowings	60,086	43,440
Trading account liabilities	34,205	24,317
Long-term debt	330,863	540,123
All other liabilities	948,715	911,992

Total liabilities	1,511,963	1,577,129

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2019	2020
	(in millions of yen)
Interest and dividend income:
Loans, including fees	719,443	541,675
Investments:
Interest	52,249	31,236
Dividends	36,109	24,875
Trading account assets	108,881	127,785
Call loans and funds sold	2,963	1,270
Receivables under resale agreements and securities borrowing transactions	150,728	22,894
Deposits in other banks	56,981	22,111

Total interest and dividend income	1,127,354	771,846

Interest expense:
Deposits	335,290	110,839
Trading account liabilities	28,794	28,208
Call money and funds purchased	4,771	1,282
Payables under repurchase agreements and securities lending transactions	197,410	33,267
Other short-term borrowings	15,855	11,988
Long-term debt	98,502	85,593

Total interest expense	680,622	271,177

Net interest income	446,732	500,669
Provision (credit) for credit losses (Notes 3 and 5)	13,773	60,633

Net interest income after provision (credit) for credit losses	432,959	440,036

Noninterest income (Note 16):
Fee and commission income	403,992	428,317
Foreign exchange gains (losses)—net	27,923	22,785
Trading account gains (losses)—net	395,405	257,591
Investment gains (losses)—net:
Debt securities	31,092	46
Equity securities	(126,648)	266,119
Equity in earnings (losses) of equity method investees—net	22,066	5,788
Gains on disposal of premises and equipment	1,693	6,849
Other noninterest income	34,839	23,715

Total noninterest income	790,362	1,011,210

Noninterest expenses:
Salaries and employee benefits	334,041	346,150
General and administrative expenses	314,840	299,350
Occupancy expenses	103,693	93,314
Fee and commission expenses	101,175	93,016
Provision (credit) for credit losses on off-balance-sheet instruments	(8,248)	(7,391)
Other noninterest expenses	67,364	78,966

Total noninterest expenses	912,865	903,405

Income before income tax expense	310,456	547,841
Income tax expense (Note 11)	83,120	137,761

Net income	227,336	410,080
Less: Net income attributable to noncontrolling interests	14,352	94,194

Net income attributable to MHFG shareholders	212,984	315,886

	(in yen)
Earnings per common share (Note 10):
Basic net income per common share	83.96	124.50

Diluted net income per common share	83.95	124.49

Dividends per common share	37.50	37.50

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2019	2020
	(in millions of yen)
Net income (Note)	227,336	410,080
Other comprehensive income (loss), net of tax	(56,583)	142,550

Total comprehensive income	170,753	552,630
Less: Total comprehensive income attributable to noncontrolling interests	14,023	93,413

Total comprehensive income attributable to MHFG shareholders	156,730	459,217

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 8 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2019	2020
	(in millions of yen)
Common stock:
Balance at beginning of period	5,829,657	5,827,500
Performance-based stock compensation program	(806)	(553)
Other	(896)	(520)

Balance at end of period	5,827,955	5,826,427

Retained earnings:
Balance at beginning of period, previously reported	2,740,545	2,700,774
Cumulative effect of change in accounting principles, net of tax (Note 2)	1,052	(124,636)
Balance at beginning of period, adjusted	2,741,597	2,576,138
Net income attributable to MHFG shareholders	212,984	315,886
Dividends declared	(95,197)	(95,208)
Other	(611)	(80)

Balance at end of period	2,858,773	2,796,736

Accumulated other comprehensive income (loss), net of tax (Note 8):
Balance at beginning of period, previously reported	164,021	(9,494)
Cumulative effect of change in accounting principles (Note 2)	(1,052)	—
Balance at beginning of period, adjusted	162,969	(9,494)
Change during period	(56,254)	143,331

Balance at end of period	106,715	133,837

Treasury stock, at cost:
Balance at beginning of period	(7,704)	(6,415)
Purchases of treasury stock	(1,851)	(1,995)
Disposal of treasury stock	2,745	1,386

Balance at end of period	(6,810)	(7,024)

Total MHFG shareholders’ equity	8,786,633	8,749,976

Noncontrolling interests:
Balance at beginning of period	774,974	663,259
Transactions between the MHFG Group and the noncontrolling interest shareholders	(79,439)	(356,311)
Dividends paid to noncontrolling interests	(9,618)	(10,284)
Net income attributable to noncontrolling interests	14,352	94,194
Other	(329)	(781)

Balance at end of period	699,940	390,077

Total equity	9,486,573	9,140,053

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 8 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2019	2020
	(in millions of yen)
Cash flows from operating activities:
Net income	227,336	410,080
Less: Net income attributable to noncontrolling interests	14,352	94,194

Net income attributable to MHFG shareholders	212,984	315,886
Adjustments to reconcile net income to net cash provided by ( used in ) operating activities:
Depreciation and amortization	120,369	115,614
Provision (credit) for credit losses	13,773	60,633
Investment losses (gains)—net	95,556	(266,165)
Equity in losses ( earnings ) of equity method investees—net	(22,066)	(5,788)
Foreign exchange losses (gains)—net	(172,215)	(92,865)
Deferred income tax expense (benefit)	(5,317)	57,807
Net change in trading account assets	(3,753,226)	(1,784,129)
Net change in trading account liabilities	2,138,290	(1,874,766)
Net change in loans held for sale	17,427	18,781
Net change in accrued income	24,548	34,404
Net change in accrued expenses	(5,248)	(80,875)
Other—net	122,946	(159,507)

Net cash used in operating activities	(1,212,179)	(3,660,970)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	15,661,178	13,363,620
Proceeds from sales of Equity securities (1)	1,177,962	1,413,300
Proceeds from maturities of Available-for-sale securities	8,454,526	12,719,308
Proceeds from maturities of Held-to-maturity securities	525,912	60,947
Purchases of Available-for-sale securities	(24,330,083)	(33,753,387)
Purchases of Equity securities (1)	(1,209,953)	(1,383,195)
Proceeds from sales of loans	878,108	832,515
Net change in loans	(3,054,528)	(3,944,882)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(2,127,069)	6,141,641
Proceeds from sales of premises and equipment	8,748	12,856
Purchases of premises and equipment	(81,427)	(73,768)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	—	25,190

Net cash used in investing activities	(4,096,626)	(4,585,855)

Cash flows from financing activities:
Net change in deposits	2,848,039	4,513,597
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	2,549,230	1,490,083
Net change in due to trust accounts	7,619	313,806
Net change in other short-term borrowings	(358,650)	2,628,438
Proceeds from issuance of long-term debt	1,223,618	1,270,809
Repayment of long-term debt	(2,195,976)	(515,802)
Proceeds from noncontrolling interests	33,009	73,688
Payments to noncontrolling interests	(105,424)	(3,859)
Proceeds from sales of treasury stock	1,515	839
Purchases of treasury stock	(1,436)	(1,503)
Purchases of treasury stock of subsidiaries	—	(5,414)
Dividends paid	(95,165)	(95,242)
Dividends paid to noncontrolling interests	(9,618)	(10,284)

Net cash provided by financing activities	3,896,761	9,659,156

Effect of exchange rate changes on cash and cash equivalents	(279,689)	(126,397)

Net increase (decrease) in cash and cash equivalents (2)	(1,691,733)	1,285,934
Cash and cash equivalents at beginning of period (2)	45,672,739	41,951,114

Cash and cash equivalents at end of period (2)	43,981,006	43,237,048

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer of loans into loans held-for-sale	64,996	11,399

Notes:
(1)
Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments for the six months ended September 30, 2019 and 2020, the amounts of which are not significant.

(2)
Cash and cash equivalents consists of Cash and due from banks and Interest-bearing deposits in other banks. Cash deposited with central banks that must be maintained to meet minimum regulatory requirements is classified as restricted cash and included in Cash and cash equivalents.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of presentation
Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG is a holding company for Mizuho Bank, Ltd. (“MHBK”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Asset Management One Co., Ltd. (“Asset Management One”), and other subsidiaries. MHFG, through its subsidiaries (“the MHFG Group,” or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 20 “Business segment information.”
MHFG and its domestic subsidiaries as well as its foreign subsidiaries maintain their accounting records in accordance with the accounting standards of Japan and those standards of the countries in which they are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform them to the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.
The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30. Certain of MHFG’s subsidiaries have different interim financial reporting periods than September 30. For those subsidiaries with interim financial reporting periods within three months of MHFG’s interim financial reporting period, the effect of intervening events that materially affect the financial position or results of operations through the date of each of the periods presented in the MHFG’s consolidated financial statements have been considered for adjustment and/or disclosure. When determining whether to consolidate investee entities, the MHFG Group performs an analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees-net.
On June 25, 2020, a 1-for-10
share
consolidation was approved at the Ordinary General Meeting of Shareholders and it became effective on October 1, 2020. All share and per share information with respect to MHFG’s common stock and preferred stock have been restated to reflect the effect of the share consolidation and related amendments to the articles of incorporation for all periods presented. See Equity on the consolidated balance sheets, Earnings per common share and Dividends per share on the consolidated statements of income, Note 7 “Preferred and common stock,” and Note 10 “Earnings per common share” for the restated figures. In addition, certain other comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.
The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2020.
Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments and valuation of pension and other employee benefits. During times of pandemics and dislocated markets, such as
COVID-19,
estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made. The financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.
Financial instruments—current expected credit losses (“CECL”)
The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected lives and consider expected future changes in macroeconomic conditions. The following note and Note 2 “Issued accounting pronouncements,” Note 3 “Investments,” Note 4 “Loans” and Note 5 “Allowance for credit losses on loans” provide further information about the impact that the adoption of ASC 326, “Financial Instruments - Credit Losses” (“ASC 326”) had on the MHFG Group.
Allowance for credit losses on loans
Effective April 1, 2020, the allowance for credit losses on loans is established for current expected credit losses on the MHFG Group’s loan portfolio in accordance with ASC 326. Prior to April 1, 2020, the allowance for credit losses on loans was established based on an incurred loss model in accordance with ASC 310, “Receivables” (“ASC 310”) and ASC 450, “Contingencies” (“ASC 450”).
The MHFG Group makes adjustments to the allowance for credit losses on loans through Provision (credit) for credit losses in the consolidated statements of income in each subsequent reporting period. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, the Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, the Group separately monitors the credit quality of each obligor without using time-based triggers. The Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies for loans.
The MHFG Group maintains an appropriate allowance for credit losses on loans to represent management’s estimate of the expected credit losses in the Group’s loan portfolio. The management evaluates the appropriateness of the allowance for credit losses on loans semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is based on the Group’s stress testing and in line with the scenario used for the Group’s business plan. If the scenario does not reflect a sudden change in economic conditions adequately, it could be possible to make adjustments to the scenario. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives. The macroeconomic scenario is updated at least semi-annually and is reviewed accordingly to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For April 1, 2020 and September 30, 2020, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans.
In general, the MHFG Group estimates expected credit losses collectively on the loans in the case of normal and watch obligors, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The allowance for credit losses on nonaccrual loans includes the allowance for groups of loans which were collectively evaluated for expected credit losses, in addition to the allowance for those loans that were individually evaluated for expected credit losses.
See
Note 4 “Loans” for the definitions of obligor categories and classification of nonaccrual loans.
The estimation of expected credit losses that are evaluated collectively begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one obligor category or rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the MHFG Group’s estimated exposure at default. The credit loss factors incorporate the probability of default as well as the loss given default based on the historical loss rates and the external ratings such as S&P. The model and inputs used to determine credit losses on loans that are evaluated collectively are analyzed on a periodic basis by comparing the estimated values with the actual results subsequent to the balance sheet date.
The MHFG Group divides its overall portfolio into domestic and foreign portfolios, and categorizes the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions.
The corporate portfolio segment consists of loans originated primarily by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The corporate portfolio segment is divided into two classes based on their risk characteristics: large companies, and small and medium-sized
companies. For the corporate portfolio segment, the MHFG Group considers key economic variables such as the Japanese and global gross domestic products and the Japanese interest rates in determining credit loss factors.

MIZUHO FINANCIAL GROUP, INC. AND
SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The retail portfolio segment consists mainly of residential mortgage loans originated by MHBK, and it is divided into two classes based on their risk characteristics: housing loan and others. For the retail portfolio segment, the Japanese unemployment rate is applied as a key factor. As it pertains to troubled debt restructuring (“TDR”) loans in the retail portfolio segment, which are subject to collective evaluation for expected credit losses, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off, or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral.
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, or (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the MHFG Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to
,
imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments. The Group incorporated the estimated impact of COVID-19 pandemic into the macroeconomic scenario by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product. This macroeconomic forecast is used to generate an updated credit loss estimate that is the primary driver of the Group’s provision for credit losses for the six months ended September 30, 2020.
Allowance for credit losses on
off-balance-sheet
instruments
The MHFG Group maintains the allowance for credit losses on
off-balance-sheet
instruments, such as guarantees and standby letters of credit in the same manner as the allowance for credit losses on loans. The Group similarly assesses the expected credit loss amounts for commitments to invest in securities and commitments to extend credit, taking into account the probability of drawdowns. The allowance is recorded in Other liabilities. Net changes in the allowance for credit losses on off-balance-sheet
instruments are accounted for in Provision (credit) for credit losses on off-balance-sheet
instruments in the consolidated statements of income.
Allowance for credit losses on
available-for-sale
securities
The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 326. Available-for-sale securities are impaired if the fair value is less than the amortized cost (excluding accrued interest receivable). For available-for-sale
debt securities, in the cases where the Group has the intent to sell an available-for-sale
debt security or more likely than not will be required to sell an available-for-sale
debt security before the recovery of its amortized cost basis, the entire difference between amortized cost basis and fair value

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

is recognized immediately through earnings. In other cases, the Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of the credit loss is recognized in Provision (credit) for credit losses, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. The Group generally does not record an allowance for credit losses for accrued interest receivables related to available-for-sale securities because these receivables are reversed through interest income, consistent with the Group’s past due policies. For additional information, see Note 4 “Loans.” Before the adoption of ASC 326, the previous other-than-temporary impairment model was applied for available-for-sale
debt securities.
2. Issued accounting
pronouncements
Adopted accounting pronouncements
In June 2016, the FASB issued ASU
No.2016-13,
“Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” (“ASU
No.2016-13”).
In April 2019, the FASB issued ASU
No.2019-04,
“Codification Improvements to Topic 326, Financial Instruments—Credit Losses” (“ASU
No.2019-04”).
The ASU clarifies the scope of the credit losses standard and addresses issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. In May 2019, the FASB issued ASU
No.2019-05,
“Financial Instruments—Credit Losses (Topic 326) —Targeted

Transition Relief” (“ASU
No.2019-05”).
The ASU provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. In November 2019, the FASB issued ASU
No.2019-11,
“Codification Improvements to Topic 326, Financial Instruments—Credit Losses (Topic 326)” (“ASU
No.2019-11”).
The ASU clarifies or addresses specific issues about certain aspects of the amendments in ASU
No.2016-13,
such as expected recoveries for purchased financial assets with credit deterioration and financial assets secured by collateral maintenance provisions. These ASUs replaced the incurred loss impairment methodology in prior U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. These ASUs require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. These ASUs also require that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down, and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The MHFG Group adopted ASU
No.2016-13,
2019-04,
2019-05,
and
2019-11
on April 1, 2020 using a modified retrospective approach. Additionally, as of April 1, 2020, the Group did not elect the fair value option for certain financial assets measured at amortized cost basis. Upon adoption of these ASUs on April 1, 2020, the Group recorded ¥176 billion, or approximately 40% increase to the allowance
for credit losses. After adjusting for deferred taxes, ¥125 billion decrease was recorded in Retained earnings through a cumulative-effect adjustment. The increase to the allowance at adoption was primarily related to both corporate and retail portfolio segments where the allowance for loan losses had not previously considered the full term of the loans and forward-looking macroeconomic scenario, including further consideration of potential impact of
COVID-19.
On the other hand, at April 1, 2020, the adoption of these ASUs did not have a material impact on available-for-sale
debt securities, a majority of which consists of Japanese government bonds.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)
The following table reconciles the closing allowance for loans and off-balance-sheet
instruments in accordance with ASC 310 and ASC 450 at March 31, 2020 to the opening allowance determined with ASC 326 at April 1, 2020:

	At March 31, 2020 ( ASC 310/450 )	Transition Adjustment	At April 1, 2020 ( ASC 326 )
	(in billions of yen)
Loans:
Corporate	413	78	491
Retail	28	78	106
Off-balance-sheet instruments	46	20	66
For additional information, see Note 3 “Investments,” Note 4 “Loans” and Note 5 “Allowance for credit losses on loans.”
In August 2018, the FASB issued ASU No.2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU No.2018-13”). The ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of the notes to financial statements. The amendments require additional disclosure on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty. The MHFG Group adopted ASU No.2018-13 on April 1, 2020. Certain of the requirements are applied prospectively, and other amendments are applied retrospectively. The adoption of ASU No.2018-13 did not have a material impact on disclosures in the Group’s consolidated financial statements.
In August 2018, the FASB issued ASU
No.2018-14,
“Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic
715-20)—Disclosure
Framework—Changes to the Disclosure Requirements for Defined Benefit Plans” (“ASU
No.2018-14”).
The ASU removes disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. The MHFG Group adopted ASU
No.2018-14
on April 1, 2020. The requirements are applied retrospectively on the Group’s disclosures for the fiscal year ended March 31, 2020. The adoption of ASU
No.2018-14
did not have a material impact on disclosures in the Group’s consolidated financial statements.
In October 2018, the FASB issued ASU
No.2018-17,
“Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU
No.2018-17”).
The ASU requires indirect interests held through related parties in common control arrangements to be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The MHFG Group adopted ASU
No.2018-17
on April 1, 2020 using a cumulative-effect adjustment to Retained earnings as of April 1, 2020. The adoption of ASU
No.2018-17
did not have a material impact on the Group’s consolidated results of operations or financial condition.
In March 2020, the FASB issued ASU
No.2020-04,
“Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU
No.2020-04”).
The ASU provides optional expedients and exceptions for contracts, hedging relationships, and other transactions affected by reference rate reform. The ASU is effective as of March 12, 2020 through December 31, 2022. The MHFG Group has not elected the relief; however, the Group expects to elect the relief prior to December 31, 2022 and is currently evaluating the potential impact that the relief will have on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2020 and September 30, 2020 are as follows:

	Amortized cost, net (5)(6)	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2020

Available-for-sale securities:
Debt securities:
Japanese government bonds	12,651,677	1,319	50,224	12,602,772
Japanese local government bonds	272,412	649	494	272,567
U.S. Treasury bonds and federal agency securities	927,172	7,733	—	934,905
Other foreign government bonds	1,408,009	3,273	202	1,411,080
Agency mortgage-backed securities (1)	494,958	10,490	434	505,014
Residential mortgage-backed securities	83,077	1,405	151	84,331
Commercial mortgage-backed securities	609,559	5,551	106	615,004
Japanese corporate bonds and other debt securities (2)	1,836,540	7,489	8,772	1,835,257
Foreign corporate bonds and other debt securities (3)	849,595	2,595	168	852,022

Total	19,132,999	40,504	60,551	19,112,952

Held-to-maturity securities:
Debt securities:
Japanese government bonds	479,936	13,357	—	493,293
Agency mortgage-backed securities (4)	382,095	1,245	1,303	382,037

Total	862,031	14,602	1,303	875,330

September 30, 2020

Available-for-sale securities:
Debt securities:
Japanese government bonds	19,964,553	1,084	45,274	19,920,363
Japanese local government bonds	406,873	757	446	407,184
U.S. Treasury bonds and federal agency securities	625,398	1,388	2	626,784
Other foreign government bonds	1,353,376	3,020	74	1,356,322
Agency mortgage-backed securities (1)	509,808	10,650	433	520,025
Residential mortgage-backed securities	78,883	1,220	123	79,980
Commercial mortgage-backed securities	634,537	6,674	69	641,142
Japanese corporate bonds and other debt securities (2)	2,066,234	12,579	8,785	2,070,028
Foreign corporate bonds and other debt securities (3)	922,752	3,410	1,190	924,972

Total	26,562,414	40,782	56,396	26,546,800

Held-to-maturity securities:
Debt securities:
Japanese government bonds	479,947	11,505	—	491,452
Agency mortgage-backed securities (4)	310,031	10,666	—	320,697

Total	789,978	22,171	—	812,149

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥504,953 million and ¥61 million, respectively, at March 31, 2020, and ¥
519,974
million and ¥
51
million, respectively, at September 30, 2020. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)	Other debt securities presented in this line primarily consist of Japanese asset-backed securities (“ABS”), of which the total fair values was ¥139,888 million at September 30, 2020.
(3)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and ABS, of which the total fair values were ¥271,387 million at March 31, 2020, and ¥319,044 million at September 30, 2020.

F-1
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(4)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.
(5)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities was ¥7,551 million at September 30, 2020.
(6)	Accrued interest receivables are excluded from amortized cost, of which the amount was ¥4,153 million at September 30, 2020 and included in Acc rued income.
Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of
available-for-sale
and
held-to-maturity
securities at September 30, 2020 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	14,588,119	3,630,141	1,550,745	195,548	19,964,553
Japanese local government bonds	30,537	209,317	149,994	17,025	406,873
U.S. Treasury bonds and federal agency securities	625,398	—	—	—	625,398
Other foreign government bonds	1,024,723	326,539	1,058	1,056	1,353,376
Agency mortgage-backed securities	—	—	—	509,808	509,808
Residential mortgage-backed securities	—	—	—	78,883	78,883
Commercial mortgage-backed securities	6,080	252,315	375,342	800	634,537
Japanese corporate bonds and other debt securities	94,088	820,338	587,344	564,464	2,066,234
Foreign corporate bonds and other debt securities	453,235	343,496	123,123	2,898	922,752

Total	16,822,180	5,582,146	2,787,606	1,370,482	26,562,414

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	479,947	—	—	479,947
Agency mortgage-backed securities	—	—	—	310,031	310,031

Total	—	479,947	—	310,031	789,978

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	14,586,652	3,619,928	1,522,868	190,915	19,920,363
Japanese local government bonds	30,553	209,557	149,982	17,092	407,184
U.S. Treasury bonds and federal agency securities	626,784	—	—	—	626,784
Other foreign government bonds	1,025,928	328,280	1,058	1,056	1,356,322
Agency mortgage-backed securities	—	—	—	520,025	520,025
Residential mortgage-backed securities	—	—	—	79,980	79,980
Commercial mortgage-backed securities	6,085	254,025	380,219	813	641,142
Japanese corporate bonds and other debt securities	94,089	819,848	585,922	570,169	2,070,028
Foreign corporate bonds and other debt securities	454,356	344,474	123,244	2,898	924,972

Total	16,824,447	5,576,112	2,763,293	1,382,948	26,546,800

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	491,452	—	—	491,452
Agency mortgage-backed securities	—	—	—	320,697	320,697

Total	—	491,452	—	320,697	812,149

F-1
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Credit losses
The other-than-temporary impairment losses on available-for-sale securities for the six months ended September 30, 2019 were not significant. No impairment losses were recognized on held-to-maturity securities for the period. As a result of the adoption of the ASU No.2016-13, 2019-04, 2019-05 and 2019-11, no material allowance for credit losses on available-for-sale securities were recognized at April 1, 2020. The MHFG Group recognized

¥8
billion of allowance for credit losses on available-for-sale securities at September 30, 2020. The increase was due mainly to an increase of credit losses for certain Japanese corporate bonds and other debt securities.
No
allowance for credit losses were recognized on held-to-maturity securities at April 1, 2020 and September 30, 2020, respectively because held-to-maturity securities consist of Japanese government bond and agency mortgage-backed securities like Ginnie Mae securities. See Note 1 “Basis of presentation” for further details of the methodology used to determine the allowance for credit losses.

F-1
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Continuous unrealized loss position
The following table shows the gross unrealized losses and fair value of available-for-sale
and
held-to-maturity
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2020 and September 30, 2020:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2020

Available-for-sale securities:
Debt securities:
Japanese government bonds	10,339,320	43,204	283,561	7,020	10,622,881	50,224
Japanese local government bonds	162,665	418	34,114	76	196,779	494
U.S. Treasury bonds and federal agency securities	—	—	—	—	—	—
Other foreign government bonds	196,990	202	—	—	196,990	202
Agency mortgage-backed securities (1)	30,913	227	9,504	207	40,417	434
Residential mortgage-backed securities	9,524	62	5,450	89	14,974	151
Commercial mortgage-backed securities	15,115	85	7,478	21	22,593	106
Japanese corporate bonds and other debt securities	669,572	5,507	608,361	3,265	1,277,933	8,772
Foreign corporate bonds and other debt securities	152,058	165	5,564	3	157,622	168

Total	11,576,157	49,870	954,032	10,681	12,530,189	60,551

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	—	—	191,244	1,303	191,244	1,303

Total	—	—	191,244	1,303	191,244	1,303

September 30, 2020

Available-for-sale securities:
Debt securities:
Japanese government bonds	9,978,136	23,884	1,234,118	21,390	11,212,254	45,274
Japanese local government bonds	126,991	246	72,086	200	199,077	446
U.S. Treasury bonds and federal agency securities	29,093	2	—	—	29,093	2
Other foreign government bonds	278,022	74	—	—	278,022	74
Agency mortgage-backed securities (1)	30,948	202	9,799	231	40,747	433
Residential mortgage-backed securities	9,567	41	6,794	82	16,361	123
Commercial mortgage-backed securities	6,052	15	11,396	54	17,448	69
Japanese corporate bonds and other debt securities	565,278	3,028	597,714	5,757	1,162,992	8,785
Foreign corporate bonds and other debt securities	245,311	1,187	2,712	3	248,023	1,190

Total	11,269,398	28,679	1,934,619	27,717	13,204,017	56,396

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	—	—	—	—	—	—

Total	—	—	—	—	—	—

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥40,417 million at March 31, 2020, and ¥40,747 million at September 30, 2020. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

(2)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

F-1
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

At September 30, 2020, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the MHFG Group determined that the debt securities in an unrealized loss position were not considered credit losses.
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the six months ended September 30, 2019 and 2020. See “Consolidated Statements of Cash Flows (Unaudited)” for the proceeds from sales of investments.

	Six months ended September 30,
	2019	2020
	(in millions of yen)
Gross realized gains	36,183	5,101
Gross realized losses	(6,167)	(3,694)

Net realized gains (losses) on sales of available-for-sale securities	30,016	1,407

Equity securities
Equity securities include securities which have readily determinable fair values, securities which qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), and securities which are without readily determinable fair values. Equity securities which have readily determinable fair values mainly consist of common stock of Japanese listed companies. Equity securities without readily determinable fair values include non-marketable
stock including preferred stock issued by equity method investees.
Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	(126,648)	266,119
Less: Net gains (losses) recognized during the period on equity securities sold during the period	(3,084)	34,985

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	(123,564)	231,134

F-1
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in millions of yen)
Carrying amounts at the end of the period	419,775	402,194
Downward adjustments and impairments	2,435	3,800
Upward adjustments	9,128	9,104
The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	Six months ended September 30,
	2019	2020
	(in millions of yen)
Downward adjustments and impairments	430	1,411
Upward adjustments	6,527	34

The MHFG Group elected to measure all equity securities without readily determinable fair values, which do not qualify for the practical expedient to estimate fair value, using the measurement alternative, which is made on an instrument-by-instrument
basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, the MHFG Group assesses whether these equity securities are impaired. Impairment is primarily based on a liquidation value technique that considers the financial condition, credit ratings, and near-term prospects of the issuers. When observable price changes or impairments exist, the securities are adjusted to fair value, with the full difference between the fair value of the security and its carrying amount recognized in earnings.
Other investments
The following table summarizes the composition of Other investments at March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in millions of yen)
Equity method investments	404,513	412,281
Investments held by consolidated investment companies	39,438	55,682

Total	443,951	467,963

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥213,243 million and ¥215,059 million, at March 31, 2020 and September 30, 2020, respectively. The aggregate market values of these marketable equity securities were ¥287,488 million and ¥344,131 million,

F-1
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

respectively. The majority of the aggregate market values of these marketable equity securities include Orient Corporation, the Chiba Kogyo Bank, Ltd., Joint Stock Commercial Bank for Foreign Trade of Vietnam and Mizuho Leasing Company, Limited of which the MHFG Group’s proportionate share of the total outstanding common stock were 49.00%, 16.89%, 15.00% and 23.52%, respectively, as of September 30, 2020.
In addition, equity method investments include non-marketable equity securities such as Matthews International Capital Management, LLC and Custody Bank of Japan, Ltd. of which the MHFG Group’s proportionate share of the total outstanding common stock were
16.41% and 27.00%, respectively, as of September 30, 2020.
Investments held by consolidated investment companies
The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable
investments.
4. Loans
The table below presents loans outstanding by domicile and industry of borrower at March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in millions of yen)
Domestic:
Manufacturing	9,731,028	11,700,375
Construction and real estate	9,603,433	10,172,843
Services	5,992,511	6,294,310
Wholesale and retail	5,219,727	5,415,605
Transportation and communications	3,832,884	3,978,708
Banks and other financial institutions	4,634,442	4,719,863
Government and public institutions	2,198,805	2,639,956
Other industries (Note)	5,389,347	5,517,220
Individuals:
Mortgage loans	8,567,099	8,357,042
Other	861,235	798,475

Total domestic	56,030,511	59,594,397

Foreign:
Commercial and industrial	20,818,709	20,190,048
Banks and other financial institutions	10,475,277	10,502,326
Government and public institutions	317,284	308,171
Other	35,388	37,572

Total foreign	31,646,658	31,038,117

Total	87,677,169	90,632,514
Less: Unearned income and deferred loan fees—net	149,081	156,767

Total loans before allowance for credit losses on loans	87,528,088	90,475,747

Note: Other industries of domestic includes trade receivables and lease receivables of consolidated VIEs.

F-1
9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using a method that approximates the interest method. Interest income on performing loans is accrued and credited to income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan using a method that approximates the interest method.
Net losses on sales of loans were ¥179 million and ¥1,178 million, including unrealized losses related to recording loans held for sale at the lower of cost or fair value for the six months ended September 30, 2019 and 2020, respectively. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.
Credit quality information
In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings for the corporate portfolio segment and pool allocations for the retail portfolio segment as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of losses expected on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small loans that are less than a specified amount by pooling customers and loans with similar risk characteristics, and the risk is assessed mainly based on past due status and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures. See Note 3 “Investments” for the credit losses related to held-to-maturity
and
available-for-sale
debt securities.

F-
20

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The Group does not record expected credit
losses
for accrued interest receivables because uncollectible accrued interest is reversed
through interest income in a timely manner in line with the Group’s nonaccrual and past due policies for loans. The amount of accrued interest
receivables at September
30, 2020 was ¥82,321 million and included in
Acc
rued income.
The table below presents credit quality information of
loans
based on the
MHFG
Group’s internal rating system at March 31, 2020 and September 30, 2020:

Obligor category (1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
E2
Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.

Intensive control	F
Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans.

F-
21

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2020 and September 30, 2020:

	September 30, 2020								March 31, 2020
	Term loans by origination year						Revolving Loans	Total	Total
	2020	2019	2018	2017	2016	Prior to 2016
	(in millions of yen)
Domestic:
Corporate:
Large companies:
Normal obligors	9,754,935	7,343,964	7,517,546	2,710,108	2,498,507	2,978,989	8,279,869	41,083,918	37,979,353
Watch obligors excluding special attention obligors	424,745	92,446	82,206	56,363	33,737	33,847	196,544	919,888	840,289
Nonaccrual loans	142,730	55,771	41,249	20,295	11,956	29,551	136,213	437,765	343,439
Small and medium-sized companies:
Normal obligors	381,487	543,822	456,363	260,146	232,638	485,430	502,124	2,862,010	2,941,599
Watch obligors excluding special attention obligors	46,537	32,174	37,116	13,321	15,523	28,933	30,521	204,125	189,075
Nonaccrual loans	58,754	15,624	4,294	5,900	2,636	9,849	28,118	125,175	119,759
Retail:
Housing Loan:
Normal obligors	437,780	668,358	627,669	634,528	783,929	4,879,204	—	8,031,468	8,215,781
Watch obligors excluding special attention obligors	560	1,178	1,827	1,579	2,217	43,397	—	50,758	57,478
Nonaccrual loans	18,941	6,528	1,525	1,432	1,778	38,456	—	68,660	57,696
Others:
Normal obligors	327,506	209,899	152,679	106,359	102,735	361,209	523,640	1,784,027	1,783,779
Watch obligors excluding special attention obligors	36,270	17,587	11,754	6,911	4,534	6,846	12,185	96,087	81,463
Nonaccrual loans	26,633	6,905	1,945	1,000	965	9,532	11,567	58,547	59,782
Sovereign
Normal obligors	1,907,424	264,528	126,868	87,021	92,664	485,721	13,700	2,977,926	2,559,420
Watch obligors excluding special attention obligors	2,859	6,914	2,951	1,134	257	34	—	14,149	10,939
Nonaccrual loans	—	—	—	—	—	—	—	—	—
Banks and other financial institutions
Normal obligors	15,637	155,415	261,601	26,841	85,303	74,009	187,102	805,908	790,659
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—	—
Nonaccrual loans	167	—	180	—	—	—	1,600	1,947	—

Total domestic	13,582,965	9,421,113	9,327,773	3,932,938	3,869,379	9,465,007	9,923,183	59,522,358	56,030,511

Foreign:
Corporate:
Normal obligors	10,181,936	5,813,342	3,419,918	1,298,791	804,580	1,624,422	4,630,806	27,773,795	28,555,991
Watch obligors excluding special attention obligors	172,225	43,785	47,998	37,862	15,899	35,532	84,646	437,947	336,470
Nonaccrual loans	41,085	25,405	12,954	5,422	8,448	21,241	43,592	158,147	135,522
Retail:
Normal obligors	3,613	9,806	6,008	2,956	1,517	2,527	102	26,529	30,862
Watch obligors excluding special attention obligors	174	1,110	647	361	109	11	—	2,412	858
Nonaccrual loans	26	506	287	103	44	1	—	967	6
Sovereign
Normal obligors	91,542	99,248	32,403	149,794	5,907	90,988	81,008	550,890	558,384
Watch obligors excluding special attention obligors	—	—	—	—	—	20,124	—	20,124	19,971
Nonaccrual loans	—	741	—	—	—	—	—	741	—
Banks and other financial institutions
Normal obligors	750,039	654,755	421,876	95,375	4,509	3,536	49,997	1,980,087	2,008,516
Watch obligors excluding special attention obligors	912	152	686	—	—	—	—	1,750	78
Nonaccrual loans	—	—	—	—	—	—	—	—	—

Total foreign	11,241,552	6,648,850	3,942,777	1,590,664	841,013	1,798,382	4,890,151	30,953,389	31,646,658

Total	24,824,517	16,069,963	13,270,550	5,523,602	4,710,392	11,263,389	14,813,334	90,475,747	87,677,169

F-
22

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)
The primary component of the retail portfolio segment is housing loans to individuals which obligor category is classified based on past due status. The trigger to reclassify obligors from normal obligors to watch obligors excluding special attention obligors is when the past due status is more than 30 days.

(3)	There were no significant revolving line of credit arrangements that converted to term loans during the six months ended September 30, 2020.
Nonaccrual loans
Loans are considered nonaccrual when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is nonaccrual include delinquency status and the ability of the debtor to make payment of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. Nonaccrual loans include loans past due for 90 days or more and restructured loans that meet the definition of a TDR in accordance with ASC 310. There are no loans that are ninety days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The majority of nonaccrual loans have no contractual delinquency due to interest reductions and/or postponement of principal and interest.
In March 2020, the Coronavirus, Aid, Relief, and Economic Security Act (“the CARES Act”) was approved. The CARES Act and U.S. banking agencies have among other items, provided optional, temporary relief related to accounting for certain TDRs. The temporary TDR relief is available to banks for loan modifications related to obligors who were adversely impacted by
COVID-19.
As of September 30, 2020, the MHFG Group has elected not to apply the temporary TDR relief provided by the CARES Act and U.S. banking agencies. Additionally, the MHFG Group has elected not to apply any of the other provisions provided by the CARES Act.

F-2
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

With regard to nonaccrual loans, interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectibility of the principal amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Nonaccrual loans are restored to accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to accrual status, when the borrower qualifies for an obligor rating of D or above.
The table below presents nonaccrual loans information at March 31, 2020 and September 30, 2020:

	Amortized cost
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans	Interest income recognized
	(in millions of yen)
March 31, 2020
Domestic:
Corporate:
Large companies	333,442	9,997	343,439	4,155
Small and medium-sized companies	102,786	16,973	119,759	1,724
Retail:
Housing Loan	28,263	29,433	57,696	937
Others	36,220	23,562	59,782	846

Total domestic	500,711	79,965	580,676	7,662

Foreign:
Total foreign	95,289	40,239	135,528	3,032

Total	596,000	120,204	716,204	10,694

September 30, 2020
Domestic:
Corporate:
Large companies	416,637	21,128	437,765	2,501
Small and medium-sized companies	105,556	19,619	125,175	777
Retail:
Housing Loan	40,358	28,302	68,660	535
Others	36,270	22,277	58,547	373
Banks and other financial institutions	1,947	—	1,947	3

Total domestic	600,768	91,326	692,094	4,189

Foreign:
Total foreign	110,295	49,560	159,855	958

Total	711,063	140,886	851,949	5,147

Notes:
(1)	Amounts represent the outstanding bal a nces of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of nonaccrual loans.
(2)	Amounts represent the amount of interest income on nonaccrual loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(3)	The majority of total foreign consist of corporate.
The remaining balance of nonaccrual loans that have been partially charged off, was ¥20,378 million and ¥32,783 million as of March 31, 2020 and September 30, 2020 respectively.

F-2
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Troubled debt restructurings
The MHFG Group considers a loan modification to be a TDR when, for economic or legal reasons related to the obligor’s financial difficulties, it grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below.The following table presents modified loans that were determined to be TDRs during the six months ended September 30, 2019 and 2020:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs
	(in millions of yen)
September 30, 2019

Domestic:
Corporate:
Large companies	689	3,806	152,373
Small and medium-sized companies	—	—	55,344
Retail:
Housing Loan	—	—	3,742
Others	—	—	7,468

Total domestic	689	3,806	218,927

Foreign:
Total foreign	470	4,922	38,646

Total	1,159	8,728	257,573

September 30, 2020

Domestic:
Corporate:
Large companies	—	—	264,952
Small and medium-sized companies	—	—	54,760
Retail:
Housing Loan	—	—	14,690
Others	—	—	9,130
Banks and other financial institutions	—	—	1,600

Total domestic	—	—	345,132

Foreign:
Total foreign	—	—	80,889

Total	—	—	426,021

Notes:
(1)	Amounts represent the b o ok values of loans immediately after the restructurings.
(2)	The majority of total foreign consist of corporate .

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the six months ended September 30, 2019 and 2020 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	September 30, 2019	September 30, 2020
	(in millions of yen)
Domestic:
Corporate:
Large companies	5,875	2,084
Small and medium-sized companies	2,444	3,861
Retail:
Housing Loan	686	505
Others	1,349	1,104

Total domestic	10,354	7,554

Foreign:
Total foreign	6,436	43,786

Total	16,790	51,340

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2020 and September 30, 2020:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
March 31, 2020

Domestic:
Corporate:

Large companies	2,146	2,013	38,364	42,523	39,120,558	39,163,081
Small and medium-sized companies	2,347	894	9,187	12,428	3,238,005	3,250,433
Retail:
Housing Loan	15,703	10,078	26,690	52,471	8,278,484	8,330,955
Others	6,179	2,013	15,239	23,431	1,901,593	1,925,024
Sovereign	—	—	—	—	2,570,359	2,570,359
Banks and other financial institutions	—	—	—	—	790,659	790,659

Total domestic	26,375	14,998	89,480	130,853	55,899,658	56,030,511

Foreign:
Total foreign	1,214	181	28,722	30,117	31,616,541	31,646,658

Total	27,589	15,179	118,202	160,970	87,516,199	87,677,169

September 30, 2020

Domestic:
Corporate:
Large companies	311	269	38,868	39,448	42,402,123	42,441,571
Small and medium-sized companies	2,093	604	11,226	13,923	3,177,387	3,191,310
Retail:
Housing Loan	15,831	7,870	25,922	49,623	8,101,263	8,150,886
Others	4,720	1,436	14,152	20,308	1,918,353	1,938,661
Sovereign	—	—	—	—	2,992,075	2,992,075
Banks and other financial institutions	—	—	—	—	807,855	807,855

Total domestic	22,955	10,179	90,168	123,302	59,399,056	59,522,358

Foreign:
Total foreign	1,826	636	60,535	62,997	30,890,392	30,953,389

Total	24,781	10,815	150,703	186,299	90,289,448	90,475,747

Note: The majority of total foreign consist of

corporate
.
Loans held for sale
Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥60,084 million and ¥22,404 million at March 31, 2020 and September 30, 2020, respectively.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

5. Allowance for credit losses
 on loans
The MHFG Group divides its overall portfolio into domestic and foreign portfolios, and categorizes the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions. When management estimates current expected credit losses to determine the allowance for credit losses, small balance, homogeneous loans are classified in the retail portfolio segment, and loans other than these are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated primarily by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The corporate portfolio segment also includes loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries. The corporate portfolio segment is divided into two classes based on their risk characteristics: large companies, and small and medium-sized
companies. The retail portfolio segment consists mainly of residential mortgage loans originated by MHBK, and it is divided into two classes based on their risk characteristics: housing loan and others. See Note 1 “Basis of presentation” for further details of the methodology used to determine the allowance for credit losses on loans
and Note 4 “Loans” for further details of obligor ratings and pool allocations.
Changes in Allowance for credit losses on loans by portfolio segment for the six months ended September 30, 2019 and 2020 are shown below:

	Corporate	Retail	Total
	(in millions of yen)
Six months ended September 30, 2019
Balance at beginning of period	277,955	29,246	307,201

Provision (credit) for credit losses on loans	12,268	1,505	13,773

Charge-offs	(25,147)	(3,887)	(29,034)
Recoveries	2,785	1,269	4,054

Net charge-offs	(22,362)	(2,618)	(24,980)

Others (Note)	(4,570)	(2)	(4,572)

Balance at end of period	263,291	28,131	291,422

Six months ended September 30, 2020
Balance at beginning of period	413,026	27,829	440,855

April 1, 2020 adoption of CECL	77,514	78,241	155,755
Adjusted Balance at beginning of period	490,540	106,070	596,610
Provision (credit) for credit losses on loans	64,133	(11,051)	53,082

Charge-offs	(28,417)	(3,446)	(31,863)
Recoveries	5,260	479	5,739

Net charge-offs	(23,157)	(2,967)	(26,124)

Others (Note)	(997)	(45)	(1,042)

Balance at end of period	530,519	92,007	622,526

Note: Others includes primarily foreign exchange translation.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

6. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	783,439	898,924
Other	358,702	416,064
Collateral pledged:
Collateral pledged for derivative transactions	1,246,026	1,079,050
Margins provided for futures contracts	602,039	316,791
Other	941,167	909,155
Prepaid pension cost	711,981	986,767
Right-of-use assets	613,068	586,365
Security deposits	107,294	108,204
Loans held for sale	60,084	22,404
Other	542,079	540,514

Total	5,965,879	5,864,238

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	2,161,075	2,065,408
Other	375,127	365,446
Guaranteed trust principal ( Note )	824,431	808,172
Lease liabilities	627,250	600,087
Collateral accepted:
Collateral accepted for derivative transactions	846,426	587,426
Margins accepted for futures contracts	797,317	558,138
Unearned income	122,072	120,352
Other	1,244,697	1,194,591

Total	6,998,395	6,299,620

Note:
Guaranteed trust principal, included in All other liabilities in the disclosure about consolidated VIEs in the accompanying balance sheets, is a liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 15 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

7. Preferred and common stock
Preferred stock
The composition of preferred stock at March 31, 2020 and September 30, 2020 is as follows:

Class of stock	March 31, 2020		September 30, 2020
	Authorized	Issued	Authorized	Issued
	(number of shares)

Class XIV preferred stock	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—
Common stock
The number of issued shares of common stock at March 31, 2020 and September 30, 2020 was 2,539,249,894. There was no increase or decrease during the six months ended September 30, 2020.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

8. Accumulated other comprehensive income (loss), net of tax
Changes in each component of Accumulated other comprehensive income (loss), net of tax (“AOCI”) for the six months ended September 30, 2019 and 2020 are as follows:

	Six months ended September 30,
	2019	2020
	(in millions of yen)
AOCI, balance at beginning of period, previously reported	164,021	(9,494)
Cumulative effect of change in accounting principles (Note)	(1,052)	—
AOCI, balance at beginning of period, adjusted	162,969	(9,494)
Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of period	22,019	(19,592)
Unrealized holding gains (losses) during period	25,843	644
Less: reclassification adjustments for losses (gains) included in net income	(20,824)	754

Change during period	5,019	1,398

Balance at end of period	27,038	(18,194)

Foreign currency translation adjustments:
Balance at beginning of period, previously reported	(58,558)	(109,872)
Cumulative effect of change in accounting principles (Note)	(1,052)	—
Balance at beginning of period, adjusted	(59,610)	(109,872)
Foreign currency translation adjustments during period	(63,466)	(36,652)
Less: reclassification adjustments for losses (gains) included in net income	—	(409)

Change during period	(63,466)	(37,061)

Balance at end of period	(123,076)	(146,933)

Pension liability adjustments:
Balance at beginning of period	196,446	69,455
Unrealized gains (losses) during period	(1,720)	190,394
Less: reclassification adjustments for losses (gains) included in net income	(2,130)	672

Change during period	(3,850)	191,066

Balance at end of period	192,596	260,521

Own credit risk adjustments:
Balance at beginning of period	4,114	50,515
Unrealized gains (losses) during period	7,320	(9,340)
Less: reclassification adjustments for losses (gains) included in net income	(1,277)	(2,732)

Change during period	6,043	(12,072)

Balance at end of period	10,157	38,443

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	(56,254)	143,331

AOCI, balance at end of period	106,715	133,837

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Note:
The MHFG Group adopted ASU
No.2017-12,
“Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities” (“ASU
No.2017-12”)
on April 1, 2019 and the ASU
No.2017-12
eliminated the separate measurement and reporting of hedge ineffectiveness. Cumulative-effect adjustment to the consolidated balance sheets was recognized upon adoption.

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2020:

	Six months ended September 30, 2020
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	(1,065)	306	(759)	5	(754)	Investment gains (losses)-net Provision (credit) for credit losses
Foreign currency translation adjustments	409	—	409	—	409	Foreign exchange gains (losses)-net
Pension liability adjustments	(1,004)	321	(683)	11	(672)	Salaries and employee benefits
Own credit risk adjustments	4,111	(1,259)	2,852	(120)	2,732	Other noninterest income (expenses)

Total	2,451	(632)	1,819	(104)	1,715

Notes:
(1)	The financial statement li n e item in which the amounts in the B e fore tax column are reported in the consolidated statements of income is listed to the right of the table.
(2)
The financial statement line items in which the amounts in the Tax effect and the Net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expense and Net income, respectively.

9. Regulatory matters
Regulatory capital requirements
MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of Japan’s Banking Act and related regulations. Certain foreign banking subsidiaries are subject to regulation and control by local supervisory authorities, including central banks.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2020 and September 30, 2020 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2020		September 30, 2020
	Amount	Ratio	Amount		Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:

Required (1)	4,978	8.01	5,159		8.01
Actual	7,245	11.65	7,453		11.57
Tier 1 capital:
Required (1)	5,910	9.51	6,125		9.51
Actual	9,024	14.52	9,468		14.69
Total risk-based capital:
Required (1)	7,152	11.51	7,413		11.51
Actual	10,722	17.25	11,133		17.28
Leverage Ratio:
Required	6,629	3.00	5,874	(2)	3.00
Actual	9,024	4.08	9,468	(2)	4.83
MHBK:
Common Equity Tier 1 capital:
Required	2,567	4.50	2,689		4.50
Actual	6,501	11.39	6,756		11.30
Tier 1 capital:
Required	3,422	6.00	3,585		6.00
Actual	8,275	14.50	8,765		14.66
Total risk-based capital:
Required	4,563	8.00	4,780		8.00
Actual	9,865	17.29	10,338		17.30
Leverage Ratio:
Required	6,160	3.00	5,450	(2)	3.00
Actual	8,275	4.02	8,765	(2)	4.82
MHTB:
Common Equity Tier 1 capital:
Required	93	4.50	87		4.50
Actual	489	23.64	509		26.24
Tier 1 capital:
Required	124	6.00	116		6.00
Actual	489	23.66	509		26.24
Total risk-based capital:
Required	165	8.00	155		8.00
Actual	491	23.74	510		26.27
Leverage Ratio:
Required	216	3.00	156	(2)	3.00
Actual	489	6.79	509	(2)	9.79

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	March 31, 2020		September 30, 2020
	Amount	Ratio	Amount		Ratio
	(in billions of yen, except percentages)
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:

Required	2,403	4.50	2,525		4.50
Actual	6,130	11.47	6,369		11.34
Tier 1 capital:
Required	3,204	6.00	3,367		6.00
Actual	7,905	14.80	8,381		14.93
Total risk-based capital:
Required	4,272	8.00	4,489		8.00
Actual	9,482	17.75	9,943		17.71
Leverage Ratio:
Required	5,884	3.00	5,178	(2)	3.00
Actual	7,905	4.03	8,381	(2)	4.85
MHTB:
Common Equity Tier 1 capital:
Required	93	4.50	87		4.50
Actual	475	23.10	494		25.49
Tier 1 capital:
Required	123	6.00	116		6.00
Actual	475	23.10	494		25.49
Total risk-based capital:
Required	165	8.00	155		8.00
Actual	477	23.18	494		25.52
Leverage Ratio:
Required	214	3.00	153	(2)	3.00
Actual	475	6.66	494	(2)	9.66

Notes:
(1)
The required ratios disclosed above, at March 31, 2020 and September 30, 2020, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01%, and the additional loss absorbency requirements for global systemically important banks
(“G-SIBs”)
and domestic systemically important banks
(“D-SIBs”)
of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The required and actual amounts disclosed above at September 30, 2020 exclude amounts of deposits to the Bank of Japan.
MHFG’s securities subsidiary in Japan is also subject to the capital adequacy requirement under Japan’s Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.
Management believes, as of each latest balance sheet date, that MHFG, MHBK, MHTB, and their securities subsidiary in Japan and foreign banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

10. Earnings per common share
Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect all dilutive potential common shares such as stock options.
The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in millions of yen)
Net income:
Net income attributable to MHFG common shareholders	212,984	315,886

Effect of dilutive securities	—	—

Net income attributable to common shareholders after assumed conversions	212,984	315,886

	Six months ended September 30,
	2019	2020
	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,536,800	2,537,272
Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs (Note)	209	93

Weighted average common shares after assumed conversions	2,537,009	2,537,365

	Six months ended September 30,
	2019	2020
	(in yen)
Earnings per common share:
Basic net income per common share	83.96	124.50

Diluted net income per common share (Note)	83.95	124.49

Note:
For the six months ended September 30, 2020, the performance-based plan under the stock compensation programs could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

11. Income taxes
The following table presents the components of Income tax expense for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in millions of yen)

Current tax expense	88,437	79,954
Deferred tax expense (benefit)	(5,317)	57,807

Total income tax expense	83,120	137,761

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2019 and 2020. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2019	2020
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	11,023	579
Less: reclassification adjustments	(9,192)	306

Total	1,831	885

Pension liability adjustments:
Unrealized gains (losses)	(643)	83,994
Less: reclassification adjustments	(937)	321

Total	(1,580)	84,315

Own credit risk adjustments:
Unrealized gains (losses)	(43)	(2,351)
Less: reclassification adjustments	(588)	(1,259)

Total	(631)	(3,610)

Total tax effect before allocation to noncontrolling interests	(380)	81,590

The statutory tax rates were both 30.62% as of September 30, 2019 and 2020. The effective tax rates, 26.77% and 25.15%
for the six months ended September 30, 2019 and 2020, respectively, differed from the statutory tax rates. The difference of the tax rates for the six months ended September 30, 2019 was immaterial. The difference of the tax rates for the six months ended September 30, 2020 resulted mainly from the effect of noncontrolling interest income
 of consolidated VIEs.
At September 30, 2020, the MHFG Group had net operating loss carryforwards totaling ¥623 billion.
The total amount of unrecognized tax benefits was ¥4,382 million at September 30, 2020, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.
A portion of unrecognized tax benefits at March 31, 2020 was resolved in the six months period ended September 30, 2020
,
of which the amount was immaterial. The amount of additional unrecognized tax benefits

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

for
the period related to the tax positions taken was
 also
immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
12. Pension and other employee benefit plans
The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2019 and 2020:

	Six months ended September 30,
	2019	2020
	(in millions of yen)

Service cost-benefits earned during the period	22,729	22,695
Interest costs on projected benefit obligations	2,666	2,931
Expected return on plan assets	(20,158)	(20,073)
Amortization of prior service cost (benefits)	19	205
Amortization of net actuarial loss (gain)	(3,064)	836
Special termination benefits	2,188	4,981

Net periodic benefit cost	4,380	11,575

In September 2020, based on various approvals, MHFG and certain domestic subsidiaries communicated to their employees an amendment to the defined benefit pension plans that was effective as of
October 1, 2020.
In accordance with ASC 715, “Compensation—Retirement Benefits” (“ASC 715”), any change in projected benefit obligations due to a plan amendment is required to be recognized as prior service benefits (cost) as of the amendment date. Accordingly, the MHFG Group recognized
¥73,998
million of prior service benefits for the six months ended September 30, 2020.
The total contribution of approximately ¥41 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2021. The amount has been changed from which previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2020, in order to reflect the amendment to the pension plans which is effective as of October 1, 2020. For the six months ended September 30, 2020, the total contribution of ¥25 billion has been paid to the pension plans. The additional contribution of ¥16 billion is expected to be paid during the remainder of the fiscal year ending March 31, 2021.
13. Derivative financial instruments
The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to manage the risk related to the assets and liabilities of the Group, as part of its asset and liability management, and for proprietary trading purposes. The Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives and its potential exposure at the balance sheet

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.
Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2020 and September 30, 2020. The fair values of derivatives are presented on a gross basis, derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2020	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,123,546	—	7,232	—	6,788
Foreign exchange contracts	185,359	—	2,926	—	2,899
Equity-related contracts	6,684	—	310	—	266
Credit-related contracts	4,676	—	30	—	29
Other contracts	400	—	38	—	39

Total	1,320,665	—	10,536	—	10,021

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2020	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,084,971	—	6,135	—	5,728
Foreign exchange contracts	174,856	—	2,143	—	2,160
Equity-related contracts	7,012	—	397	—	260
Credit-related contracts	7,742	—	55	—	77
Other contracts	397	—	28	—	26

Total	1,274,978	—	8,758	—	8,251

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥1,246 billion and ¥846 billion at March 31, 2020, and ¥1,079 billion and ¥587
 billion at September 30, 2020, respectively.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Hedging activities
In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. The MHFG Group’s hedging activities include fair value and net investment hedges.
Net investment hedges
The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese
subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the entire change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated as a hedge of the net investment.
The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2019 and 2020:

	Gains (losses) recorded in other comprehensive income (“OCI”) for six months ended September 30,
	2019	2020
	(in millions of yen)
Financial instruments hedging foreign exchange risk	(1,044)	1,538

Total	(1,044)	1,538

Note:
Related to the net investment hedges, gains (losses) of ¥(260) million and ¥(1,312)
 million were
reclassified
from Accumulated other comprehensive income to earnings for the six months ended September 30, 2019 and 2020.

Derivative instruments not
designated
or qualifying as hedges
The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management strategies: (1) interest-rate swap transactions for the purpose of economically managing the interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of economically managing the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of economically managing the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gains (losses) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2019 and 2020:

	Gains (losses) recorded in income for six months ended September 30,
	2019	2020
	(in millions of yen)
Interest rate contracts	210,909	32,791
Foreign exchange contracts	(30,736)	26,277
Equity-related contracts (1)	(494)	(31,999)
Credit-related contracts (2)	(3,546)	(29,219)
Other contracts	(1,650)	26,692

Total	174,483	24,542

Notes:
(1)	The net gains (losses) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)
Amounts include the net gains (losses) of ¥(426) million and ¥(1,221)
 million on the credit derivatives economically managing the credit risk of loans during the six months ended September 30, 2019 and 2020, respectively.

Credit derivatives
A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.
The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and the related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2020 and September 30, 2020:

	March 31, 2020		September 30, 2020
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,400	(5)	2,687	37
Non-investment grade	416	—	530	8

Total	1,816	(5)	3,217	45

Credit protection purchased	3,028	6	4,693	(67)

Note:
The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB
-
, while anything below or unrated is considered to be
non-investment
grade.
Non-investment
grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2020 and September 30, 2020:

	Maximum payout/Notional amount
	March 31, 2020	September 30, 2020
	(in billions of yen)
One year or less	270	233
After one year through five years	1,368	2,793
After five years	178	191

Total	1,816	3,217

Note:
The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features
Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in billions of yen)

Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	888	747
Collateral provided to counterparties in the normal course of business	818	703
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	70	44
14. Commitments and contingencies
Obligations under guarantees
The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.
The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.
The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2020 and September 30, 2020. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2020	September 30, 2020
	(in billions of yen)
Performance guarantees	2,456	2,527
Guarantees on loans	301	266
Guarantees on securities	110	96
Other guarantees	2,314	2,306
Guarantees for the repayment of trust principal	59	31
Liabilities of trust accounts	446	456
Derivative financial instruments	21,756	21,097

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in billions of yen)
Investment grade	4,233	4,079
Non-investment grade	948	1,116

Total	5,181	5,195

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.
Other
off-balance-sheet
instruments
In addition to guarantees, the MHFG Group issues other
off-balance-sheet
instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.
The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2020 and September 30, 2020:

	March 31, 2020	September 30, 2020
	(in billions of yen)
Commitments to extend credit (Note)	76,633	86,359
Commercial letters of credit	690	537

Total	77,323	86,896

Note:	Commitments to extend credit include commitments to invest in securities.
Legal proceedings and investigations
The MHFG Group is involved in normal collection proceedings initiated by the Group, other legal proceedings and investigations in the ordinary course of business. In accordance with ASC 450, the Group recognizes a liability for loss contingencies arising from such proceedings and investigations when a loss is probable and the loss amount or the range of the loss can be reasonably estimated. If a loss does not meet this condition but is reasonably possible, the Group does not recognize a liability but discloses the detail of such proceedings and investigations. Based on the information available as of the date of the consolidated financial statements, the Group believes that the outcome of the collection, legal proceedings and investigations will not have a significant adverse effect on the consolidated financial statements.
15. Variable interest entities and securitizations
Variable interest entities
In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

securitization products, investment funds, trust arrangements, structured finance, and funding vehicles. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet
assets and
off-balance-sheet
liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.
The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2020 and September 30, 2020:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2020	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,160	—	—
Asset-backed securitizations	572	77	7
Investments in securitization products	370	—	—
Investment funds	2,694	2,299	514
Trust arrangements and other	19	—	—

Total	5,815	2,376	521

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2020	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,045	—	—
Asset-backed securitizations	780	77	8
Investments in securitization products	370	—	—
Investment funds	2,283	2,346	483
Trust arrangements and other	5,557	—	—

Total	11,035	2,423	491

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

As of March 31, 2020 and September 30, 2020, the noncontrolling interests in consolidated VIEs amounted to ¥541 billion and ¥
275
billion, respectively, and included in the Group’s equity-classified noncontrolling interests.
The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.
The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2020 and September 30, 2020:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2020	September 30, 2020
	(in billions of yen)
Trading account assets	108	113
Investments	267	231
Loans	55	58

Total	430	402

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2020	September 30, 2020
	(in billions of yen)
Payables under securities lending transactions	47	48
Trading account liabilities	2	2

Total	49	50

Maximum exposure to loss (Note)	521	491

Note:
This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet
exposures and
off-balance-sheet
liabilities such as undrawn commitments.

In the table above the nature of the Group’s variable interest can take different forms, as described further in the notes below. Additionally the Group’s exposure to the obligations of VIEs is generally limited to its interest in these entities. In certain instances the Group provides undrawn commitments to the VIEs.
The Group’s maximum exposure to loss presented in the table above does not include the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. Furthermore, the Group’s maximum exposure to loss presented in the table above is not reduced by the amount of collateral held as part of the transaction with the VIE or any party to the VIE directly against a specific exposure to loss.
Asset-backed commercial paper/loan programs
The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet
and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
Asset-backed securitizations
The MHFG Group acts as an arranger of various types of structured finance schemes to meet its clients’ needs for off-
balance
-sheet
financing. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.
In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.
In these cases, the MHFG Group consider that these variable interests are not significant as the MHFG Group does not have material balance sheet or off-balance
exposure at risk related to these variable interests. However, when the MHFG Group has invested in securities issued by the VIEs and/or provides loans to the VIEs and its investment is most part of shares, such variable interests are deemed to be “significant.” In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
The MHFG Group established certain VIEs to securitize its own mortgage loans. The Group provides servicing for and holds retained subordinated beneficial interests in the securitized mortgage loans. In addition, the Group retains credit exposure in the form of guarantees on these loans. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through its retained interests and its aforementioned involvement as a guarantor, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, the Group consolidates such VIEs.
The MHFG Group has started Tender Option Bond (“TOB”) programs in the fiscal year ended March 31, 2020, which is associated with trusts that hold highly-rated, fixed-rate and tax-exempt
municipal bonds. The trust finances the purchase of their municipal bonds by issuing two types of certificates: (1) short-term puttable and floating-rate certificates (“floaters”), typically purchased by money market funds and (2) certificates that earn all excess cash flow received by the trust after floaters and fees are paid (“residuals”), purchased by the transferor of the municipal bond to the trust as a sponsor. The Group is engaged in two types of TOB trusts: customer TOB trusts and non-customer TOB trusts. Customer TOB trusts are those for which the residuals are purchased by customers of the Group, whereas the residuals issued by non-customer TOB trusts are purchased by the Group.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Both of types of TOB trusts are deemed to be VIEs because its equity holder does not have decision making rights. The MHFG Group considers that it is a “significant” variable interest when the Group has the residuals as a sponsor and/or provides liquidity and credit support facilities. For customer TOB trusts, the residual holders are obligated to reimburse the Group for any payment the Group makes under those liquidity and credit support facilities. In non-customer TOB trusts, where MHFG Group holds the residuals as a sponsor, the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. Customer TOB trusts are not consolidated in the financial statements of the Group, as the residuals are held by customers and the Group does not have power to determine which assets will be held by the VIEs or to manage and monitor these assets.
Investments in securitization products
The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. Similar to the criteria noted in the asset-backed securitization section, the Group views this investment activity to be “significant” when it has a large investment share and/or provides loans to the VIEs. The Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.
Investment funds
The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group considers that it is a “significant” variable interest when the Group’s investment share is greater than threshold. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
The Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
Trust arrangements
The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries. In these cases, the MHFG Group considers that these variable interests are not significant other than specific involvements such as the following;
With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 14 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2020 and September 30, 2020.
With respect to
non-guaranteed
trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed
trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.
The MHFG Group has established a trust
 in August 2020
, which holds the Group’s housing loans and in turn issues beneficiary interests to the Group, as a result from Special Funds-Supplying Operations implemented by the Bank of Japan to facilitate financing in response to
COVID-19.
The Group pledges the beneficiary interests as a collateral for borrowing from the Bank of Japan. In its role as a servicer, the Group has power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing mortgage loans owned by a trust. The Group considers that it is a “significant” variable interest since the Group can determine which assets will be held by the VIE. In addition, through the beneficiary interest, the Group has obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE. Therefore, the Group consolidates the VIE.
Special purpose entities created for structured finance
The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs and financing in securitized receivable. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have significant variable interests. Therefore, the Group does not consolidate such VIEs.
Funding Vehicles
The MHFG Group has established several wholly-owned
off-shore
vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥356 billion and ¥
317
billion at March 31, 2020 and September 30, 2020, respectively.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Securitization
The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when all the accounting criteria for a sale under ASC 860, “Transfers and Servicing” (“ASC860”) are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. If all the criteria are not met, the transfer is accounted for as a secured borrowing.
For the six months ended September 30, 2019 and 2020, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 20
20
 and September 30, 2020.
There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥176 billion and ¥153 billion as of March 31, 2020, and
¥
174
billion
and
¥
142
billion
as of September 30, 2020, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

16. Noninterest income
Details of Noninterest income for
t
he six months ended September 30, 2019 and 2020 are as follows:

	Six months ended September 30,
	2019	2020
	(in millions of yen)
Fee and commission income:
Securities-related business (1)	64,498	78,441
Deposits-related business (1)	7,570	7,408
Lending-related business (2)(4)	68,609	79,619
Remittance business (1)	56,075	54,785
Asset management business (1)	48,291	45,948
Trust-related business (1)	56,459	54,425
Agency business (1)	15,152	15,064
Guarantee-related business (3)	13,898	15,560
Fees for other customer services (1)	73,440	77,067

Total Fee and commission income	403,992	428,317

Foreign exchange gains (losses)—net (3)	27,923	22,785
Trading account gains (losses)—net (2)	395,405	257,591
Investment gains (losses)—net:
Debt securities (3)	31,092	46
Equity securities (3)	(126,648)	266,119
Equity in earnings (losses) of equity method investees-net (3)	22,066	5,788
Gains on disposal of premises and equipment (3)	1,693	6,849
Other noninterest income (2)(5)	34,839	23,715

Total	790,362	1,011,210

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.
(4)	Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
(5)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 17 “Fair value” for further details.
Certain Fee and commission income, Trading account gains
(losses)-net
and Other noninterest income outlined in the table above are considered to be revenues from contracts that are within the scope of ASC 606. The MHFG Group disaggregates Fee and commission income, which is the main part of revenues within the scope of ASC 606, by type of business or service in the table above.
Fee and commission income
For the MHFG Group’s accounting policy for the recognition of Fee and commission income, see Note 1 “Basis of presentation and summary of significant accounting policies” to the consolidated financial statements in the Group’s most recent Form
20-F.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥25 billion and ¥31 billion for the six months ended September 30, 2019, respectively, and ¥25 billion and ¥29 billion for the six months ended September 30, 2020, respectively.
Trading account gains (losses)—net and Other noninterest income
In addition to Fee and commission income, Trading account gains (losses)-net and
Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥33 billion and ¥45 billion for the six months ended September 30, 2019 and 2020, respectively, are within the scope of ASC 606 and accounted for in
Trading account gains (losses)-net. Underwriting
fees are primarily recognized at the point in time and all considerations of the transaction are fixed on trade date or pricing date. For the six months ended September 30, 2019 and 2020, approximately ¥12 billion and ¥7 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2020 and September 30, 2020, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2020 and September 30, 2020, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2020 and September 30, 2020, the amount of expected revenues from current obligations to provide services in the future was not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.
17. Fair value
Fair value measurements
ASC 820, “Fair Value Measurements” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Fair value hierarchy
ASC 820 specifies a hierarchy of valuatio
n
techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1
Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter
derivative contracts in this category are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Valuation process
The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in
Available-for-sale
securities
. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.
The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2020, there were no significant changes made to the Group’s valuation techniques and related inputs.
Trading securities and trading securities sold, not yet purchased
When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and equity securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
Hedge funds the Group invests in are primarily multi strategy funds that employ a fundamental bottom-up
investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up
businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured using the NAV per share practical expedient and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year
period.
Derivative financial instruments
Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter
and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy. In addition, the Group records credit-risk valuation adjustments on over-the-counter
derivatives to reflect the credit quality of its counterparties. The Group calculates these credit-risk valuation adjustments using modeled expected exposure, and default probabilities and

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

severity factors that are developed from market credit spreads
a
nd other related market information. Also, the Group records funding valuation adjustments to reflect the impact of funding on uncollateralized over-the-counter
derivatives and derivatives where the Group is not permitted to use the collateral received, and is recognized where there is evidence that a market participant would incorporate the adjustment into the transfer of the instrument. The Group calculates these funding valuation adjustments incorporating the expected future funding requirements arising from the Group’s positions and the estimated market funding cost which considers the Group’s credit risk.
Available-for-sale
securities
The fair values of
available-for-sale
securities are determined primarily using the same procedures described under trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of securitization products such as RMBS, CMBS and ABS are generally based upon single non-binding
quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS and ABS, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.
Equity securities
Equity securities mainly consist of marketable equity securities. The fair values of the marketable equity securities are based upon quoted market prices for identical equity securities trading as securities in an active market. Equity securities also include investments in certain investment funds measured using the NAV per share practical expedient including private equity funds and real estate funds. These securities are determined primarily using the same procedures described under
Trading securities and trading securities sold, not yet purchased above.
Other investments
Other investments consist of investments held by consolidated investment companies. These companies typically hold investments in marketable and non-marketable
equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable
equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities.
Non-marketable
equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.
Long-term debt
Fair value accounting is elected for certain long-term debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in
Derivative financial instruments
above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quoted prices for identical debt traded as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Items measured at fair value on a recurring basis
Assets and liabilities measured at fair valu
e
on a recurring basis at March 31, 2020 and September 30, 2020, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2020	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,516	22	—	1,538
Japanese local government bonds	—	170	—	170
U.S. Treasury bonds and federal agency securities	4,580	461	—	5,041
Other foreign government bonds	1,128	547	—	1,675
Agency mortgage-backed securities	—	3,390	—	3,390
Residential mortgage-backed securities	—	—	10	10
Certificates of deposit and commercial paper	—	1,036	—	1,036
Corporate bonds and other (2)	41	1,398	1,115	2,554
Equity securities	1,000	650	30	1,680
Trading securities measured at net asset value (3)				462
Derivative financial instruments:
Interest rate contracts	153	7,070	9	7,232
Foreign exchange contracts	9	2,900	17	2,926
Equity-related contracts	169	125	16	310
Credit-related contracts	—	22	8	30
Other contracts	3	11	24	38
Available-for-sale securities:
Japanese government bonds	11,950	653	—	12,603
Japanese local government bonds	—	273	—	273
U.S. Treasury bonds and federal agency securities	935	—	—	935
Other foreign government bonds	436	975	—	1,411
Agency mortgage-backed securities	—	505	—	505
Residential mortgage-backed securities	—	53	31	84
Commercial mortgage-backed securities	—	—	615	615
Japanese corporate bonds and other debt securities	—	1,678	157	1,835
Foreign corporate bonds and other debt securities	—	678	174	852
Equity securities:
Equity securities with readily determinable fair values	2,670	95	—	2,765
Equity securities measured at net asset value (3)				72
Other investments	—	—	39	39

Total assets measured at fair value on a recurring basis	24,590	22,712	2,245	50,081

Liabilities:
Trading securities sold, not yet purchased	1,880	515	—	2,395
Derivative financial instruments:
Interest rate contracts	163	6,611	14	6,788
Foreign exchange contracts	8	2,890	1	2,899
Equity-related contracts	186	47	33	266
Credit-related contracts	—	19	10	29
Other contracts	6	10	23	39
Long-term debt (4)	—	1,916	621	2,537

Total liabilities measured at fair value on a recurring basis	2,243	12,008	702	14,953

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2020	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	3,257	11	—	3,268
Japanese local government bonds	—	138	—	138
U.S. Treasury bonds and federal agency securities	4,963	829	—	5,792
Other foreign government bonds	938	526	—	1,464
Agency mortgage-backed securities	—	4,348	—	4,348
Residential mortgage-backed securities	—	—	9	9
Certificates of deposit and commercial paper	—	1,259	—	1,259
Corporate bonds and other (2)	22	1,348	1,085	2,455
Equity securities	929	570	30	1,529
Trading securities measured at net asset value (3)				447
Derivative financial instruments:
Interest rate contracts	40	6,088	7	6,135
Foreign exchange contracts	—	2,123	20	2,143
Equity-related contracts	98	287	12	397
Credit-related contracts	—	52	3	55
Other contracts	3	10	15	28
Available-for-sale securities:
Japanese government bonds	19,600	320	—	19,920
Japanese local government bonds	—	407	—	407
U.S. Treasury bonds and federal agency securities	627	—	—	627
Other foreign government bonds	430	926	—	1,356
Agency mortgage-backed securities	—	520	—	520
Residential mortgage-backed securities	—	53	27	80
Commercial mortgage-backed securities	—	—	641	641
Japanese corporate bonds and other debt securities	—	1,579	491	2,070
Foreign corporate bonds and other debt securities	—	747	178	925
Equity securities:
Equity securities with readily determinable fair values	2,976	40	—	3,016
Equity securities measured at net asset value (3)				83
Other investments	—	—	56	56

Total assets measured at fair value on a recurring basis	33,883	22,181	2,574	59,168

Liabilities:
Trading securities sold, not yet purchased	2,051	268	20	2,339
Derivative financial instruments:
Interest rate contracts	39	5,679	10	5,728
Foreign exchange contracts	—	2,159	1	2,160
Equity-related contracts	128	109	23	260
Credit-related contracts	—	75	2	77
Other contracts	4	8	14	26
Long-term debt (4)	—	2,164	638	2,802

Total liabilities measured at fair value on a recurring basis	2,222	10,462	708	13,392

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated s ecurities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2020 and September 30, 2020 were ¥47 billion and ¥
56
 billion, respectively.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.
Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2019 and 2020:

Six months ended September 30, 2019	April 1, 2019	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2019	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	11	—	(2)	—		—	—	—	—	—	(1)	10	—
Corporate bonds and other	1,044	(15	) (2)	—		—	—	338	(105)	—	(125)	1,137	(14)
Equity securities	28	2	(2)	—		—	—	1	—	—	(1)	30	—
Derivative financial instruments, net (1) :
Interest rate contracts	13	(9	) (2)	—		—	—	—	—	—	1	5	(8)
Foreign exchange contracts	22	(10	) (2)	—		—	—	—	—	—	(2)	10	(9)
Equity-related contracts	(5)	1	(2)	—		—	—	—	—	—	(3)	(7)	2
Credit-related contracts	1	—	(2)	—		—	—	—	—	—	—	1	—
Other contracts	1	—	(2)	—		—	—	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	40	—	(3)	—	(4)	—	—	—	—	—	(7)	33	—
Commercial mortgage-backed securities	500	—	(3)	1	(4)	—	—	89	(35)	—	(6)	549	—
Japanese corporate bonds and other debt securities	120	1	(3)	4	(4)	—	—	97	—	—	(53)	169	—
Foreign corporate bonds and other debt securities	103	—	(3)	(5	) (4)	—	—	38	—	—	(3)	133	—
Other investments	35	1	(3)	—		—	—	10	—	—	(10)	36	2
Liabilities:
Trading securities sold, not yet purchased	1	—	(2)	—		—	—	(9)	8	—	—	—	—
Long-term debt	655	(6	) (5)	—	(4)	17	(6)	—	—	108	(134)	646	(10)

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Six months ended September 30, 2020	April 1, 2020	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2020	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:

Trading securities:
Residential mortgage-backed securities	10	—	(2)	—		—	—	—	—	—	(1)	9	—
Corporate bonds and other	1,115	18	(2)	—		—	(1)	189	(113)	—	(123)	1,085	18
Equity securities	30	(2	) (2)	—		—	—	2	—	—	—	30	(1)
Derivative financial instruments, net (1) :
Interest rate contracts	(5)	(3	) (2)	—		—	—	—	—	—	5	(3)	1
Foreign exchange contracts	16	4	(2)	—		—	—	—	—	—	(1)	19	5
Equity-related contracts	(17)	4	(2)	—		—	—	—	—	—	2	(11)	3
Credit-related contracts	(2)	3	(2)	—		1	1	—	—	—	(2)	1	1
Other contracts	1	—	(2)	—		—	—	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	31	—	(3)	—	(4)	—	—	—	—	—	(4)	27	—
Commercial mortgage-backed securities	615	—	(3)	1	(4)	—	—	78	(51)	—	(2)	641	—
Japanese corporate bonds and other debt securities	157	(7	) (3)	8	(4)	—	—	344	—	—	(11)	491	—
Foreign corporate bonds and other debt securities	174	1	(3)	8	(4)	—	—	31	—	—	(36)	178	—
Other investments	39	(1	) (3)	—		—	—	38	(1)	—	(19)	56	(1)

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	—	20	—	—	20	—
Long-term debt	621	(37	) (5)	(8	) (4)	19	(35)	—	—	108	(120)	638	(27)

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)-net, Foreign exchange gains (losses)-net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)-net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and OCI during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2019 and 2020. The amounts of unrealized gains (losses) in OCI related to Available-for-sale securities and Long-term debt were ¥7 billion and ¥(8) billion, at September 30, 2020, respectively.

Transfers between levels
During the six months ended September 30, 2019, the transfers into Level 3 included ¥17 billion of Long-term debt. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the six months ended September 30, 2019, the transfers out of Level 3 included
¥6
billion of Long-term debt. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes.

During the six months ended September 30, 2020, the transfers into Level 3 included ¥1 billion of net Derivative assets and
¥19
billion of Long-term debt. Transfers into Level 3 for net Derivative assets were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related derivatives. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the six months ended September 30, 2020, the transfers out of

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Level 3 included ¥1 billion of Trading securities, ¥1
billion of net Derivative liabilities and
¥35 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese corporate bonds. Transfers out of Level 3 for net Derivative liabilities were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related derivatives. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes.
Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2020 and September 30, 2020:

March 31, 2020

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	41	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	4% - 16% 0% - 1% 100% - 100% 5bps - 170bps	7% 0% 100% 52bps

Commercial mortgage-backed securities	615	Discounted cash flow Price-based	Discount margin	7bps - 185bps	22bps

Corporate bonds and other debt securities	1,446	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	13% - 21% 0% - 2% 10% - 70% 61bps - 1,160bps 5bps - 1,528bps	21% 2% 67% 256bps 58bps

Derivative financial instruments, net:
Interest rate contracts	(5)	Internal valuation model (3)	IR – IR correlation Default rate (4)	23% - 100% 0% - 63%

Foreign exchange contracts	16	Internal valuation model (3)	FX – IR correlation FX – FX correlation Default rate (4)	-37% - 49% 56% - 65% 0% - 63%

Equity-related contracts	(17)	Internal valuation model (3)	Equity – IR correlation Equity correlation Equity volatility	25% - 25% 0% - 100% 13% - 157%

Credit-related contracts	(2)	Internal valuation model (3)	Default rate Credit correlation	0% - 15% 30% - 100%

Long-term debt	621	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% -37% - 50% 56% - 65% 25% - 25% -33% - 100% 0% - 100% 15% - 157% 0% - 12% 15% - 100%

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2020

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (5)
(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	36	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	3% - 16% 0% - 1% 100% - 100% 5bps - 170bps	7% 0% 100% 50bps

Commercial mortgage-backed securities	641	Discounted cash flow Price-based	Discount margin	6bps - 185bps	21bps

Corporate bonds and other debt securities	1,754	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	1% - 22% 0% - 3% 10% - 69% 25bps - 173bps 4bps - 696bps	19% 1% 67% 123bps 233bps

Derivative financial instruments, net:
Interest rate contracts	(3)	Internal valuation model (3)	IR - IR correlation	23% - 100%	76%
Foreign exchange contracts	19	Internal valuation model (3)	FX - IR correlation FX - FX correlation	-27% -52% 46% - 63%	28% 55%
Equity-related contracts	(11)	Internal valuation model (3)	Equity - IR correlation Equity correlation Equity volatility	25% - 25% 0% - 100% 12% - 96%	25% 88% 43%

Credit-related contracts	1	Internal valuation model (3)	Default rate Credit correlation	0% - 7% 35% - 100%	1% 66%

Other contracts	1	Internal valuation model (3)	Commodity volatility	0% - 57%	36%

Long-term debt	638	Internal valuation model (3)	IR - IR correlation FX - IR correlation FX - FX correlation Equity - IR correlation Equity - FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% -27% - 52% 46% - 63% 25% - 25% -33% - 100% 0% - 100% 13% - 96% 0% - 6% 18% - 100%	76% 35% 55% 25% -3% 86% 29% 2% 66%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
IR	= Interest rate
FX	= Foreign exchange

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Uncertainty of fair value measurements relating to unobservable inputs and interrelationships among unobservable inputs
The following is a description of the uncertainty of the fair value measurements from the use of significant unobservable inputs and a description of interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.
(1) Prepayment rate
The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.
(2) Default rate
The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.
(3) Recovery rate
The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.

(4) Discount margin
The discount margin is the portion
o
f the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.
(5) Correlation
Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.
(6) Volatility
Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)
Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2020 and September 30, 2020:

March 31, 2020	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	90	—	—	90	136
Loans held-for-sale	26	—	20	6	26
Equity securities (without readily determinable fair values)	2	—	—	2	2
Premises and equipment - net	1	—	1	—	12
Other assets	—	—	—	—	3
Goodwill	—	—	—	—	2

Total assets measured at fair value on a nonrecurring basis	119	—	21	98	181

September 30, 2020	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	131	—	2	129	200
Loans held-for-sale	17	—	11	6	18
Equity securities (without readily determinable fair values)	1	—	—	1	2
Other investment s	52	31	—	21	59
Premises and equipment - net	—	—	—	—	1
Total assets measured at fair value on a nonrecurring basis	201	31	13	157	280

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
Loans in the table above became nonaccrual and are measured based upon the observable market price of the loan or the fair value of the underlying collateral.
Loans
held-for-sale
in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy.
Equity securities (without readily determinable fair values) in the table above consist of non-marketable equity securities which are measured at fair value on a nonrecurring basis, using the measurement alternative for non-marketable equity securities. These equity securities are on a nonrecurring basis either (1) written down to fair value as a result of impairment or (2) adjusted upward or downward to fair value as a result of transactions observed for the identical or similar securities of the same issuer. The fair values of the impaired non-marketable equity securities are determined primarily by using a liquidation value technique. As significant management

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

judgment or estimation is required in the determination of the fair values of non-marketable equity securities, they are classified as Level 3.
Other investments in the table above include certain equity method investments which have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. The fair values of the impaired non-marketable equity method investments are determined primarily by using a discounted cash flow model. As significant management judgment or estimation is required in the determination of the fair values of non-marketable equity method investments, they are classified as Level 3. There were no other investments measured at fair value on a nonrecurring basis as of March 31, 2020.
Premises and equipment–net and Other assets in the table above have been impaired and written down to fair value.
Goodwill in the table above is due to the decline in the fair value of the reporting unit, the carrying amount of the goodwill was reduced to its fair value. There was no goodwill measured at fair value on a nonrecurring basis as of September 30, 2020.
Fair value option
The MHFG Group elected the fair value option for certain eligible financial instruments described below.
Foreign currency denominated debt securities
The MHFG Group elected the fair value option for foreign currency denominated debt securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between foreign currency denominated debt securities and financial liabilities. Following the election of the fair value option, these debt securities are reported as trading securities in Trading account assets.

Certain hybrid financial instruments
The MHFG Group issues structured notes as part
o
f its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥112 billion and ¥61 billion at March 31, 2020 and September 30, 2020, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of
¥2
 billion and ¥
17

billion for the six months ended September 30, 2019 and 2020, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
Fair value of financial instruments
ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.
The following is a description of the valuation methodologies used for estimating the fair value of financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions
The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥420 billion and
 ¥402 billion
at March 31, 2020 and September 30, 2020, respectively, were not included in the disclosure.
Loans
Loans have been fair valued based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of collateral dependent nonaccrual loans is determined based on the fair value of the underlying collateral.
Other financial assets
The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities.”
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions
The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Interest-bearing deposits
The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.
Due to trust accounts
The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.
Other short-term borrowings
The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.
Long-term debt
Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.
Other financial liabilities
The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in
Note 6 “Other assets and liabilities.”

The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2020 and September 30, 2020.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)
The following table shows the carrying amounts an
d
fair values at March 31, 2020 and September 30, 2020, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	March 31, 2020
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	63,755	63,755	1,318	62,437	—
Investments	862	875	493	382	—
Loans, net of allowance (Note)	86,914	88,124	—	—	88,124
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	51,954	51,954	29,812	22,142	—
Interest-bearing deposits	114,653	114,659	58,935	55,724	—
Due to trust accounts	250	250	—	250	—
Other short-term borrowings	4,914	4,914	—	4,914	—
Long-term debt	7,821	7,708	—	6,813	895

	September 30, 2020
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	58,623	58,623	42,233	16,390	—
Investments	790	812	491	321	—
Loans, net of allowance (Note)	89,611	90,983	—	—	90,983
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	53,640	53,640	—	53,640	—
Interest-bearing deposits	118,333	118,347	—	118,347	—
Due to trust accounts	564	564	—	564	—
Other short-term borrowings	7,526	7,526	—	7,526	—
Long-term debt	8,266	8,493	—	7,155	1,338

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

18. Offsetting of financial assets and financial liabilities
Derivatives
The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.
Repurchase and resale agreements and securities lending and borrowing transactions
Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

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MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table
p
rovides information about the offsetting of financial assets and financial liabilities at March 31, 2020 and September 30, 2020. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

					Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
March 31, 2020

Assets (1) :
Derivatives	9,819	—	9,819		(7,723)	(629)	1,467
Receivables under resale agreements	17,347	—	17,347		(17,197)	—	150
Receivables under securities borrowing transactions	1,753	—	1,753		(1,709)	—	44

Total	28,919	—	28,919		(26,629)	(629)	1,661

Liabilities (1) :
Derivatives	9,220	—	9,220		(7,519)	(1,215)	486
Payables under repurchase agreements	17,542	—	17,542		(17,191)	—	351
Payables under securities lending transactions	626	—	626		(623)	—	3

Total	27,388	—	27,388		(25,333)	(1,215)	840

September 30, 2020

Assets:
Derivatives	8,758	—	8,758	(5)	(6,373)	(486)	1,899
Receivables under resale agreements	12,666	—	12,666	(6)	(11,479)	—	1,187
Receivables under securities borrowing transactions	2,186	—	2,186	(7)	(1,846)	—	340

Total	23,610	—	23,610		(19,698)	(486)	3,426

Liabilities:
Derivatives	8,251	—	8,251	(5)	(6,148)	(930)	1,173
Payables under repurchase agreements	19,326	—	19,326	(6)	(18,038)	—	1,288
Payables under securities lending transactions	1,476	—	1,476	(7)	(1,235)	—	241

Total	29,053	—	29,053		(25,421)	(930)	2,702

Notes:
(1)
Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.

(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.
(5)	The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements at September 30, 2020 were ¥8,154 billion and ¥7,528 billion, respectively.
(6)	The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

industry standard master repurchase agreements with netting terms at September 30, 2020 were ¥11,490 billion and ¥18,755 billion, respectively .
(7)
The amounts of
Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard
master
lending
agreements
with netting terms
at September 30, 2020
 were ¥1,915 billion and ¥1,243 billion, respectively
.

19. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2020 and September 30, 2020:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
March 31, 2020
Repurchase agreements	6,357	5,467	4,867	1,280	17,971
Securities lending transactions	877	231	—	316	1,424

Total	7,234	5,698	4,867	1,596	19,395

September 30, 2020
Repurchase agreements	10,154	3,684	3,162	2,326	19,326
Securities lending transactions	798	298	50	330	1,476

Total	10,952	3,982	3,212	2,656	20,802

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2020 and September 30, 2020:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
March 31, 2020
Japanese government bonds and Japanese local government bonds	1,790	269
Foreign government bonds and foreign agency mortgage-backed securities	15,218	359
Commercial paper and corporate bonds	273	50
Equity securities	542	730
Other	148	16

Total (Note)	17,971	1,424

September 30, 2020
Japanese government bonds and Japanese local government bonds	3,355	372
Foreign government bonds and foreign agency mortgage-backed securities	15,100	368
Commercial paper and corporate bonds	209	53
Equity securities	579	668
Other	83	15

Total (Note)	19,326	1,476

Note:
Amounts exceeded the gross amounts recognized in Note 18 “Offsetting of financial assets and financial liabilities” by ¥1,227 billion and ¥804 billion, at March 31, 2020 and September 30, 2020, respectively, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off
or where uncertainty exists as to the enforceability.

F-
7
0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a regular basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.
The amounts or composition of assets pledged as collateral for borrowings and for other purposes have not changed significantly since March 31, 2020, except for loans. Loans pledged as collateral at September 30, 2020 and March 31, 2020 accounted for approximately 5% and 2% of total assets, respectively. See Note 8 “Pledged assets and collateral” to the consolidated financial statements in our annual report on Form
20-F
for the year ended March 31, 2020 for additional information.
20. Business segment information
The MHFG Group consists of the following five
in-house
companies which are categorized based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. These customer segments are regarded as operating segments and constitute reportable segments.
The services that each
in-house
company is in charge of are as follows.
Retail & Business Banking Company
This company provides financial services for individual customers, small and medium-sized
enterprises and middle market firms in Japan.
Corporate & Institutional Company
This company provides financial services for large corporations, financial institutions and public corporations in Japan.
Global Corporate Company
This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese
corporate customers.
Global Markets Company
This company invests in financial products with
market
risk, such as interest rate risk, equity risk, and credit risk.
Asset Management Company
This company develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors.
The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)
performance of each of the operating segments in accordance with internal managerial accounting rules and practices. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S.

GAAP. A reconciliation is provided for the total amount of all business segments’ “Net business profits (losses) + Net gains (losses) related to ETFs and others” with income before income tax expense under U.S. GAAP, and the total amount of all business segments’ “Fixed assets” with the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB, and MHSC have been allocated to each segment.

	MHFG (Consolidated)
Six months ended September 30, 2019 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	322.0	220.2	203.9	235.0	25.5	16.2	1,022.8
General and administrative expenses (3)	330.7	104.0	118.6	101.4	16.4	17.3	688.4
Equity in earnings (losses) of equity method investees—net	6.4	1.1	6.0	—	0.5	5.0	19.0
Amortization of goodwill and others	1.4	0.1	0.2	0.5	3.9	0.5	6.6
Others	—	—	—	—	—	(5.9)	(5.9)

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	(3.7)	117.2	91.1	133.1	5.7	(2.5)	340.9

Fixed assets (5)	508.2	208.4	160.1	92.8	0.1	732.0	1,701.6

	MHFG (Consolidated)
Six months ended September 30, 2020	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	307.4	234.2	222.6	291.5	23.6	14.0	1,093.3
General and administrative expenses (3)	315.0	104.6	121.4	105.6	15.7	17.0	679.3
Equity in earnings (losses) of equity method investees—net	3.6	2.4	5.8	—	0.4	(0.7)	11.5
Amortization of goodwill and others	1.1	0.1	0.2	0.4	3.8	0.5	6.1

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	(5.1)	131.9	106.8	185.5	4.5	(4.2)	419.4

Fixed assets (5)	518.5	186.3	157.0	90.9	0.1	768.5	1,721.3

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

F-7
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to
ETFs
and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated
basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the six months ended September 30, 2019 and 2020, net gains (losses) related to ETFs and others amounted to ¥(8.0) billion and ¥(19.0) billion, respectively, of which ¥(11.2) billion and ¥(20.4) billion are included in “Global Markets Company,” respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated gains (losses), net) plus equity in earnings (losses) of equity method investees-net
and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(5)
“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the six months ended September 30, 2019 and 2020 presented above to income before income tax expense shown on the consolidated statements of income and a reconciliation of “Fixed assets” at September 30, 2019 and 2020 to the total amount of Premises and equipment
-
net, Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets are as follows:

	Six months ended September 30,
	2019	2020
	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	340.9	419.4

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	24.5	4.1
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(19.1)	(84.8)
Gains on reversal of reserves for possible losses on loans, and others	7.9	3.6
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	55.4	(50.5)
Net extraordinary gains (losses)	(5.0)	65.8
Others	(13.1)	(24.2)

Income before income tax expense under Japanese GAAP	391.5	333.4
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	105.0	(12.9)
Investments	(163.9)	285.4
Loans	—	(10.8)
Allowances for credit losses (1)	0.5	35.8
Premises and equipment	(51.5)	(37.1)
Land revaluation	0.5	2.7
Business combinations	4.1	(4.3)
Pension liabilities	(27.3)	(84.5)
Consolidation of variable interest entities	40.3	36.6
Foreign currency translation	14.3	(0.2)
Others	(3.0)	3.7

Income before income tax expense under U.S. GAAP	310.5	547.8

F-7
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	As of September 30,
	2019	2020
	(in billions of yen)

Fixed assets	1,701.6	1,721.3

U.S. GAAP adjustments (2)	964.5	818.4

Premises and equipment-net , Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,666.1	2,539.7

Notes:
(1)
The MHFG Group adopted ASU
No.2016-13,
2019-04,
2019-05,
and
2019-11
on April 1, 2020. Allowances for credit losses for the six months ended September 30, 2020 substitute allowances for loan losses and off-balance-sheet
instruments for the six months ended September 30, 2019. See Note 2 “Issued accounting pronouncements” for further details.

(2)
The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from right-of-use
assets related to operating leases not recognized under Japanese GAAP; internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP.

21. Subsequent events
Share consolidation of MHFG’s common stock
On June 25, 2020, a
1-for-10
share consolidation was approved at the Ordinary General Meeting of Shareholders. It became effective on October 1, 2020 based on the shares owned by the shareholders recorded in the shareholder register as of September 30, 2020. For additional information, see Note 1 “Basis of presentation.”
Transition from defined benefit pension plan to defined contribution pension plan
MHFG and certain domestic subsidiaries changed their defined benefit pension plans including partial transition from the defined benefit pension plans to the defined contribution pension plans, effective as of October 1, 2020. This partial transition constitutes a settlement under ASC 715 and any gain or loss is required to be recognized in the consolidated results of operations once settlement criteria are met. As a result of the settlement, the benefit obligations and the plan assets decreased by ¥22 billion and ¥24 billion, respectively.

F-7
5

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Mizuho Financial Group, Inc.
Results of Review of Interim Financial Statements
We have reviewed the accompanying consolidated balance sheet of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of September 30, 2020, the related consolidated statements of income, comprehensive income, equity and cash flows for the six-month periods ended September 30, 2020 and 2019, and the related notes (collectively referred to as the “consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of March 31, 2020, the related consolidated statements of income, comprehensive income, equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated July 2, 2020, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2020, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
December 28, 2020

F-76